Exhibit 2.1

Execution Version

ASSET PURCHASE AGREEMENT

by and between

KINDRED HEALTHCARE OPERATING, INC.

and

BM EAGLE HOLDINGS, LLC

Dated as of June 30, 2017

TABLE OF CONTENTS

ARTICLE I CERTAIN DEFINITIONS		1

1.1	Defined Terms	1

1.2	Terms Generally	12

ARTICLE II PURCHASE AND SALE OF ASSETS		12

2.1	Sale of Assets	12

2.2	Excluded Assets	13

2.3	Assumption of Liabilities	15

2.4	Excluded Liabilities	15

2.5	Purchase Price; Deposit; Escrow	16

2.6	Purchase Price Allocation	17

ARTICLE III CLOSING		17

3.1	Closing	17

3.2	Satisfaction of Interim Agreements	18

3.3	Effective Time	18

3.4	Transfer of Purchased Assets	18

3.5	Designation of Purchased Assets	19

3.6	Operations Transfer Agreements	19

ARTICLE IV REPRESENTATIONS AND WARRANTIES OF SELLER		19

4.1	Corporate	19

4.2	Financial Statements; Undisclosed Liabilities	20

4.3	Taxes	20

4.4	Real Property	21

4.5	Title to Purchased Assets; Absence of Encumbrances	22

4.6	Intellectual Property	22

4.7	Material Contracts	23

4.8	Litigation	23

4.9	[Reserved]	23

4.10	[Reserved]	23

4.11	[Reserved]	23

4.12	Environmental Matters	23

4.13	Absence of Certain Changes	24

4.14	Brokers and Finders	25

4.15	Solvency	25

4.16	No Other Representations or Warranties; Reliance on Representations and Warranties	25

4.17	Disclosure Updates	25

ARTICLE V REPRESENTATIONS AND WARRANTIES OF PURCHASER		26

5.1	Corporate	26

5.2	Litigation	26

5.3	Brokers and Finders	27

5.4	Financing Documents	27

5.5	Solvency	27

5.6	BMC Funds	27

5.7	No Other Representations or Warranties	28

ARTICLE VI COVENANTS		28

6.1	Interim Conduct	28

6.2	Certain Tax Matters	29

6.3	Commercially Reasonable Efforts; Cooperation; Regulatory Filings	30

6.4	Announcement and Disclosure	31

6.5	[Reserved]	32

6.6	[Reserved]	32

6.7	Efforts and Actions	32

6.8	Overhead and Shared Services; National Contracts	33

6.9	Risk of Loss; Casualty Loss; Condemnation	34

6.10	Title and Survey Matters; Estoppel Certificates	35

6.11	Lien Release	38

6.12	Lease Guaranties	38

6.13	[Reserved]	38

6.14	[Reserved]	38

6.15	Purchaser’s Financing	38

6.16	Financing Cooperation	39

ARTICLE VII CLOSING CONDITIONS		40

7.1	Conditions to Obligations of Each Party to Consummate Transactions on the Closing Date	40

ARTICLE VIII POST-CLOSING RIGHTS AND OBLIGATIONS		43

8.1	Assumed Liabilities; Excluded Liabilities	43

ARTICLE IX INDEMNIFICATION		43

9.1	Survival of Representations, Warranties and Covenants	43

9.2	Indemnification by Seller	44

9.3	Indemnification by Purchaser	44

9.4	Indemnification Limitations	45

9.5	Assumption of Defense	46

9.6	Non-Assumption of Defense	46

9.7	Indemnified Party’s Cooperation as to Proceedings	46

9.8	Damages Disclaimed	47

9.9	Individual Liability Disclaimed	47

9.10	Exclusive Remedy Post-Closing	47

9.11	Application of Escrow Funds	47

ARTICLE X TERMINATION AND BREACH		47

10.1	Termination and Breach Events	47

10.2	Effect of Termination or Breach	48

10.3	Escrow Facilities	50

10.4	Effect of Failure of Purchaser to Satisfy Certain Closing Conditions or of OTA Transferee to Close under the OTA	50

ARTICLE XI MISCELLANEOUS		51

11.1	Disclosure Schedules	51

11.2	Expenses	52

11.3	Entirety of Agreement	52

11.4	Notices	52

11.5	Amendments; Waivers	53

11.6	Counterparts; Facsimile	53

11.7	Assignment; Binding Nature; No Beneficiaries	54

11.8	Headings	55

11.9	Construction	55

11.10	Governing Law	55

11.11	Forum; Waiver of Jury Trial	55

11.12	Remedies Cumulative	56

11.13	Severability	56

11.14	Enforcement	56

11.15	No Recourse to Financing Sources	57

Exhibits

Exhibit A: Seller Parties

Exhibit B: Purchaser Parties

Exhibit C: Facilities

Exhibit D: Real Property

Exhibit E-1: Deposit Agreement

Exhibit E-2: Escrow Agreement

Exhibit F: Form of Bill of Sale and Assignment and Assumption Agreement

Exhibit G: Form of Lease Assignment and Assumption Agreement

Exhibit H: Forms of Deeds

Exhibit I: Form of Ventas Agreement

Exhibit J: List of Ventas Facilities

Exhibit K (Collective): Forms of Operations Transfer Agreement

Exhibit L: Form of Interim Management Agreement and Interim Sublease

Schedules

Schedule 2.1(d): Joint Venture Interests

Schedule 2.2(dd): Excluded Assets

Schedule 2.5(a): Transfer Value

Schedule 2.5(b): Potential Casualty Loss Allocations

Schedule 2.5(c): Escrow Amounts

Schedule 2.6(a): Purchase Price Allocation

Schedule 3.1(a): Anticipated Closing Dates

Schedule 3.6: Operations Transfer Agreements

Schedules 4.4(a)-(j): Real Property

Schedule 4.7: Material Contracts

Schedule 4.8: Material Proceedings

Schedule 4.12(b): Environmental Matters

Schedule 4.14: Broker Fees (Seller)

Schedule 5.3: Broker Fees (Purchaser)

Schedule 5.7: Due Diligence Reports

Schedule 6.1: Interim Conduct

Schedule 6.2(d): Transfer Taxes

Schedule 6.10(g)(1)(2): Real Estate Challenges and Repairs

Schedule 6.12: Lease Guaranties

Schedule 9.4(a)(ii): Indemnification Allocations

ASSET PURCHASE AGREEMENT

THIS ASSET PURCHASE AGREEMENT (this “Agreement”), dated as of June 30, 2017 (the “Execution Date”), is by and between Kindred Healthcare Operating, Inc., a Delaware corporation (“Seller” or “Kindred”), and BM Eagle Holdings, LLC, a Delaware limited liability company (“Purchaser”). Each of Seller and Purchaser may be referred to herein as a “Party” and collectively as the “Parties.” Each of the BlueMountain Foinaven Master Fund L.P., BlueMountain Logan Opportunities Master Fund, L.P., BlueMountain Montenvers Master Fund, SCA SICAV-SIF BlueMountain Guadalupe Peak Fund L.P., BlueMountain Summit Opportunities Fund II (US) L.P., and BMSB L.P. (each a “Fund”, and collectively, the “Funds”) is a party hereto solely for the purposes of Sections 5.6, 5.8, 10.2(b)(i) and 10.4.

RECITALS

A.    Seller owns directly or indirectly all of the outstanding equity interests of each Seller Party.

B.    Each Seller Party owns or operates one or more of the Facilities and owns certain Joint Venture Interests.

C.    Subject to the terms and conditions hereof, Purchaser, through Purchaser Parties, desires to (i) purchase the Purchased Assets for the consideration specified herein, and (ii) assume the Assumed Liabilities as set forth herein.

NOW, THEREFORE, in consideration of the premises and the mutual covenants and agreements hereinafter set forth, the Parties, intending to be legally bound, hereby agree as follows:

ARTICLE I

CERTAIN DEFINITIONS

1.1    Defined Terms. As used in this Agreement and the Exhibits, Schedules and Disclosure Schedules attached to this Agreement, the following definitions shall apply:

“Accounts Payable” means all accounts payable of the Business.

“Accounts Receivable” means all accounts receivable, IGT Credit Amount and other incentive payments of the Business, including without limitation, the incentive payments related to the QIPP, QASP or similar incentive programs in additional states.

“Action” means any claim, action, cause of action or suit (whether in contract or tort), litigation (whether at Law or in equity, whether civil or criminal), or any written controversy, assessment, arbitration, investigation, hearing, charge, complaint, demand, settlement, notice or proceeding to, from, by or before any Governmental Authority of which the Parties thereto have received written notice.

“Administrative Transfer” or “Administrative Transfers” have the meaning ascribed to them in Section 3.2.

“Affiliate” means, with respect to any Person, at the time of determination, any other Person directly or indirectly controlling or controlled by, or under direct or indirect common control with, such specified Person. For the purposes of this definition, “control,” when used with respect to any specified Person, means the power to direct the management and policies of such Person directly or indirectly, whether through ownership of voting securities, by contract or otherwise; and the terms “controlling” and “controlled” have meanings correlative to the foregoing.

“Aggregate Impacted Facilities Threshold” has the meaning ascribed to it in Section 6.9(e).

“Aggregate Impacted Facilities Value” has the meaning ascribed to it in Section 6.9(e).

“Agreement” has the meaning ascribed to it in the Preamble.

“Alternative Financing” has the meaning ascribed to it in Section 6.15(d).

“Assumed Liabilities” has the meaning ascribed to it in Section 2.3.

“Bill of Sale and Assignment and Assumption Agreement” has the meaning ascribed to it in Section 7.1(b)(vii).

“BMCM” has the meaning ascribed to it in Section 10.2(c).

“Broker” or “Brokers” have the meaning ascribed to them in Section 4.14.

“Business” means all business conducted by Seller and Seller Parties exclusively at or exclusively related to any one or more of the Facilities.

“Business Day” means any day that is not a Saturday or Sunday or a legal holiday on which banks are authorized or required by Law to be closed in New York, New York.

“California Portfolio” means, collectively, the Facilities located within the State of California.

“Casualty Loss” has the meaning ascribed to it in Section 6.9(a).

“Casualty Threshold” has the meaning ascribed to it in Section 6.9(a).

“Closing” shall mean, in each applicable instance, (a) the Initial Closing for any Facilities that become Transferred Facilities on the Initial Closing Date, and (b) the applicable Subsequent Closing for any Facilities that become Transferred Facilities after the Initial Closing Date.

“Closing Conditions” means the conditions set forth in Section 7.1, with reference to the Facilities that are to become Transferred Facilities as of a Closing Date.

“Closing Date” shall mean the Initial Closing Date for any Facilities that become Transferred Facilities on such date, and the Subsequent Closing Date for any Facilities that become Transferred Facilities on such subsequent date.

“Closing Document” has the meaning ascribed to it in Section 9.1.

“Code” means the Internal Revenue Code of 1986, as amended.

“Condemnation” means a taking or voluntary conveyance of all or part of any property or any interest in or right accruing to or use of any property, as the result of, or in settlement of, any condemnation or other eminent domain proceeding by any Governmental Authority.

“Confidential Information” has the meaning ascribed to it in Section 6.4(b).

“Consents” means, as the context requires, the consent of (a) counterparties to (i) any Contract if so required by the Contract, and (ii) any Real Property Leases if so required by such Real Property Leases (including any ground lessors under certain Ventas Real Property Leases to the extent necessary); and (b) a Governmental Authority if so required regarding any License or other governmental authorization of the transactions contemplated herein required by Law.

“Contract” means any binding contract or agreement including, without limitation, any union or collective bargaining agreement, cable, energy or utility agreement, IGT agreement, employment agreement, licensing agreement, insurance contract, insurance policy, lease (including any capital or operating leases related to office equipment), sublease, purchase order, sales order, delivery order or instrument of indebtedness (including Debt), whether written or oral. For the avoidance of doubt, the applicable operating agreements and management agreements related to any Joint Venture Interests, and UPL Contracts are all Contracts within this definition, while Real Property Leases and Ventas Agreements are excluded from this definition.

“Cost Reports” means all cost reports exclusively related to any of the Facilities filed by Seller or any Seller Party prior to the Execution Date pursuant to the requirements of any applicable Government Reimbursement Programs for cost-based payments or reimbursement due to or claimed by Seller or any Seller Party from any applicable Government Reimbursement Programs or their fiscal intermediaries or payor agents.

“Credit Agreement” means, collectively, (a) the Term Loan Credit Agreement dated as of June 1, 2011, as amended and restated by that certain Fifth Amendment and Restatement Agreement dated as of June 14, 2016, among Kindred Healthcare, Inc., a Delaware corporation, the lenders from time to time party thereto and JPMorgan Chase Bank, N.A., as administrative agent and collateral agent, and (b) the ABL Credit Agreement dated as of June 1, 2011, as amended and restated by that certain Fourth Amendment and Restatement Agreement dated as of June 14, 2016, among Kindred Healthcare, Inc., a Delaware corporation, the lenders from time to time party thereto and JPMorgan Chase Bank, N.A., as administrative agent and collateral agent.

“Cure Right” has the meaning ascribed to it in Section 10.1(d).

“Debt” means, with respect to any Person, any long-term or short-term indebtedness of such Person, including any amounts owing under capital leases, amounts outstanding under notes payable to financial institutions, amounts outstanding under lines of credit, amounts owing under notes payable, and any prepayment penalties or expenses payable in connection with the foregoing transactions.

“Deeds” has the meaning ascribed to it in Section 7.1(b)(vii).

“Definitive Agreements” has the meaning ascribed to it in Section 6.15(b).

“Department” means the Governmental Authority in each state that regulates and oversees the operations of the Business and is responsible for issuing the License required to lawfully operate the Business as a skilled nursing facility or other healthcare facility, as applicable.

“Deposit” has the meaning ascribed to it in Section 2.5(b).

“Deposit Agreement” has the meaning ascribed to it in Section 2.5(b).

“Disclosure Update” has the meaning ascribed to it in Section 4.17.

“DPNA” means a determination of denial of payment for new admission.

“Effective Time” has the meaning ascribed to it in Section 3.3.

“Employee Benefit Plan” means any plan, program, agreement or policy for the benefit of any current or former employee, director, independent contractor, or owner (or any dependent or beneficiary thereof) that is (a) a welfare plan within the meaning of Section 3(1) of ERISA, (b) a pension plan within the meaning of Section 3(2) of ERISA, (c) a stock bonus, stock purchase, stock option, restricted stock, stock appreciation right or similar equity-based plan, or (d) any other compensation, deferred-compensation, retirement, welfare-benefit, bonus, incentive, retention, severance pay, sick leave, vacation pay, salary continuation, disability, dental, vision, medical, life insurance or fringe-benefit plan, program, agreement or policy.

“Encumbrance” means any charge, claim, condition, equitable interest, lien, encumbrance, license, pledge, security interest, mortgage, right of way, easement, encroachment, servitude, right of first offer or first refusal, buy/sell agreement and any other restriction or covenant with respect to, or condition governing the use, construction, voting (in the case of any security or equity interest), transfer, receipt of income or exercise of any other attribute of ownership.

“Environment” means the indoor or outdoor environment, including soil, surface water, ground water, wetlands, land, stream sediments, surface or subsurface strata, climate, atmosphere, and air.

“Environmental Law” means all Laws that relate to or govern the regulation, quality, protection or improvement of human health, pollution, or the Environment, including (a) emissions, discharges, Releases, or threatened Releases of or exposures to Hazardous Substances, (b) protection of public health, the Environment or worker health and safety, (c) the manufacture, generation, processing, distribution, handling, transport, use, treatment, storage or disposal of Hazardous Substances, or (d) recordkeeping, notification, warning, disclosure and reporting requirements respecting Hazardous Substances.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“Escrow Agent” has the meaning ascribed to it in Section 2.5(c).

“Escrow Agreement” has the meaning ascribed to it in Section 2.5(c).

“Escrow Damaged Facility” has the meaning ascribed to such term in Section 6.9(b).

“Escrow Damaged Facility Closing Date” has the meaning ascribed to such term in Section 6.9(b).

“Escrow Facility” and “Escrow Facilities” have the meaning ascribed to them in Section 10.3.

“Escrow Funds” has the meaning ascribed to it in Section 2.5(c).

“Escrow Payment” has the meaning ascribed to it in Section 2.5(c).

“Estimator” has the meaning ascribed to it in Section 6.9(a).

“Excluded Assets” has the meaning ascribed to it in Section 2.2.

“Excluded Liabilities” has the meaning ascribed to it in Section 2.4.

“Execution Date” has the meaning ascribed to it in the Preamble.

“Expiration Date” has the meaning ascribed to it in Section 9.1.

“Facilities” means the skilled nursing facilities and assisted living facilities listed on Exhibit C.

“Financial Statements” means the unaudited balance sheets and profit and loss statements relating to the operations of the Business for the 2016 fiscal year.

“Financing” means any debt or equity financing or financings in connection with the transactions contemplated by this Agreement including any offering or private placement of debt securities or borrowing of loans and any related commitment letter or engagement letter and including any credit facilities, working capital financing or capital markets debt financing or equity or equity-related offerings.

“Financing Sources” means the agents, arrangers, lenders and other entities that have committed to provide or arrange or otherwise entered into agreements in connection with any Financing, including the parties to any commitment letter or engagement letter in respect of any Financing or to any joinder agreements, indentures, credit agreements or other agreements entered into pursuant thereto or relating thereto, together with their Affiliates and the current, former or future officers, directors, employees, partners, trustees, shareholders, equityholders, managers, members, limited partners, controlling persons, agents and representatives of each of them and the successors and assigns of the foregoing Persons.

“Fund” has the meaning ascribed to it in the Preamble.

“GAAP” means U.S. generally accepted accounting principles, as in effect on the Execution Date, consistently applied.

“Governmental Authority” means any governmental or regulatory body, agency, authority, commission, department, bureau, court, tribunal or political subdivision, whether federal, state, local or foreign, including any intermediary, carrier, instrumentality, or agency thereof.

“Government Reimbursement Programs” means the Medicare program, the TRICARE program, any relevant state Medicaid program and any other similar or successor federal, state or local health care payment programs with or sponsored by any Governmental Authority.

“Hazardous Substances” means any chemicals, materials, compounds or substances defined, regulated, listed or otherwise classified under any applicable Law as a “hazardous substance,” “extremely hazardous substance,” “hazardous material,” “hazardous waste,” “universal waste,” “mixed waste,” “bio-hazardous waste,” “medical waste,” “radioactive waste,” “pharmaceutical waste,” “commingled waste,” “toxic substance,” “toxin,” “pollutant” or “contaminant,” including petroleum (including petroleum products, constituents, additives, or derivatives thereof), asbestos, asbestos-containing materials, mold and polychlorinated biphenyls.

“HSR Act” shall mean the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended from time to time.

“HSR Delay” shall mean time elapsed awaiting satisfaction of the Closing Condition in Section 7.1(a)(iv) regarding the HSR Act.

“IGT Credit Amount” shall mean the amount of any cash or other amounts due or accruing to Seller or Seller Parties (regardless of whether such amounts are paid after the applicable Closing) which is set forth on the IGT balance sheets of the Transferred Facilities as of immediately prior to the applicable Closing, and any payment or part thereof received pursuant to a UPL Program related to or attributable to the period prior to the Effective Time.

“IGT Escrow Funds” has the meaning ascribed to it in Section 2.5(c).

“Indemnification Cap” has the meaning ascribed to it in Section 9.4(a)(ii).

“Indemnification Obligations” means the respective indemnification obligations of Seller and Purchaser under Article IX.

“Indemnification Threshold” has the meaning ascribed to it in Section 9.4(a)(i).

“Indemnified Party” means any Person entitled to indemnification under Article IX of this Agreement and Article X of the OTAs.

“Indemnifying Party” means any Person required to provide indemnification under Article IX of this Agreement and Article X of the OTAs.

“Indiana Portfolio” means, collectively, the Facilities located within the State of Indiana.

“Initial Closing” has the meaning ascribed to it in Section 3.1(b).

“Initial Closing Date” has the meaning ascribed to it in Section 3.1(b).

“Initial Closing Threshold” means Six Hundred Forty Million Dollars ($640,000,000.00), less an amount equal to the sum of (a) the Transfer Value of all Facilities which are not part of the Initial Closing because they are Escrow Facilities (not to exceed the Maximum Initial Reduction), plus (b) the Transfer Value of all Facilities for which a Closing has been delayed pursuant to Section 6.9 solely with respect to a Condemnation or Casualty Loss.

“Initial Effective Time” has the meaning ascribed to it in Section 3.3.

“Intellectual Property” means any right, title and interest in and to all intellectual property rights throughout the world, including all (a) patents and patent applications, (b) Trademarks, (c) copyrights (including rights in software), (d) trade secrets, know-how and rights to proprietary information and data, (e) domain names and websites, and (f) any registrations or applications for any of the foregoing.

“Interim Agreements” shall mean any Interim Management Agreement, Interim Sublease, and any other interim agreement consistent with state Law entered into pending an Administrative Transfer.

“Interim Management Agreement” means an interim management agreement entered into by a Seller Party and an OTA Transferee during the interim period before a License transfer to the applicable OTA Transferee has been approved for a Facility by an applicable Government Authority whereby the applicable OTA Transferee shall manage such Facility on behalf of such Seller Party, substantially in the form of Exhibit L.

“Interim Sublease” means an interim sublease agreement entered into by a Seller Party and a Purchaser Assignee during the interim period before a License transfer to an OTA Transferee has been approved for a Facility by an applicable Government Authority whereby the applicable Purchaser assignee shall lease a Facility back to the applicable Seller Party holding the license substantially in the form attached hereto as Exhibit L.

“IRS” means the U.S. Internal Revenue Service.

“Joint Venture Interests” has the meaning ascribed to it in Section 2.1(d).

“JV Contracts” has the meaning ascribed to it in Section 4.7(a)(i).

“Kindred” has the meaning ascribed to it in the Preamble.

“Knowledge” means, when used with respect to Seller, the actual awareness after due inquiry of a particular fact or matter of any of the following: Michael Beal, President Nursing Center Division; Jerry Kemper, Chief Financial Officer Nursing Center Division; Jill Bosa, Chief Operating Officer Nursing Center Division, Melonie McManus, Chief Clinical Officer Nursing Center Division, Patricia McGillan, Chief Counsel Nursing Center Division, and Glenn Cote, DVP, Facilities Management Nursing Center Division.

“Law” means any common law, federal, state or local law, treaty, statute, code, ordinance, rule, regulation or other requirement enacted or promulgated by any Governmental Authority.

“Lease Assignment and Assumption Agreement” has the meaning ascribed to it in Section 7.1(b)(vii).

“Lease Guaranties” means the guaranties identified on Schedule 6.12.

“Leased Real Property” means the real property identified as such on Exhibit D; provided, however, such term shall not include the Ventas Property.

“License” means any material permit, license or other governmental authorization required to operate a Facility.

“Loss” in respect of any matter, means any out-of-pocket loss, liability, cost, expense, judgment, settlement or damage actually incurred arising out of or resulting from such matter including, to the extent reasonable, (a) attorneys’ fees, and (b) costs of successfully enforcing any Indemnification Obligations; provided, however, that in all instances wherever used “Loss” shall be subject to the limitations of Section 9.8.

“Material Adverse Effect” means any event, change, development or occurrence that has had or would reasonably be expected to have a material and adverse effect on the operations, condition (financial or otherwise) or results of operations of, as applicable, of a Portfolio, in each case taken as a whole, but excluding any such event, change, development or occurrence attributable to or resulting from (i) any change in applicable Law or the interpretation thereof, (ii) any change in GAAP or the interpretation thereof, (iii) any events, changes, developments or occurrences generally affecting the industries in which the Portfolio operates, (iv) general economic, political or market conditions, (v) any disasters, calamities, emergencies, acts of war, sabotage or terrorism (or an escalation or worsening of any of the foregoing), (vi) the entry into or announcement of this Agreement and the transactions contemplated hereby, (vii) any action taken or omitted to be taken by Seller or any Seller Party pursuant to this Agreement or at the written request or with the prior written consent of Purchaser, (viii) any loss of, or change in, the relationship of the Portfolio with its customers, employees or suppliers (but not any breach of Contract by Seller or any Seller Party) that is a direct result of the execution, delivery or performance (in accordance with its terms) of this Agreement, the consummation of the transactions contemplated by this Agreement or the announcement of any of the foregoing, (ix) the failure of the Portfolio to achieve internal or external financial forecasts or projections, provided that the events, changes, developments or occurrences underlying such failure shall not be excluded as a result of this clause (ix), or (x) any breach by Purchaser of this Agreement; provided, however, that the exclusions provided in clauses (i) through (v) shall not apply to the extent such events, changes, developments or occurrences affect the applicable Portfolio in a disproportionately adverse manner relative to other Persons engaged in the industries in which the Portfolio operates.

“Maximum Initial Reduction” shall mean the sum of (i) the Transfer Value of the Kindred Transitional Care and Rehabilitation-Columbus, Facility No. 780 (Alt. No. 945) and Kindred Transitional Care and Rehabilitation-Avery, Facility No. 682 if they remain “Special Focus

Facilities” on the Initial Closing Date, plus (ii) the greater of (a) the Transfer Value of any three additional Facilities which are Escrow Facilities on the Initial Closing Date or (b) Thirty Million Dollars ($30,000,000.00).

“Maximum Termination Payment” means, initially, an amount equal to Twenty Million Dollars ($20,000,000.00), plus attorney’s fees and costs incurred by Seller in the event that Seller is the prevailing party in any dispute regarding the Termination Payment; provided, however, that once the Transfer Value of all Facilities which have become Transferred Facilities exceeds Six Hundred Eighty Million Dollars ($680,000,000.00), the Maximum Termination Payment shall be reduced at each Closing by the Transfer Value with respect to the Transferred Facilities being acquired at such Closing.

“National Contracts” means all Contracts between Seller, any Seller Party or any of their respective Affiliates, on the one hand, and any third party, on the other hand, that have been entered into on a national or regional basis including, without limitation, any Contract pursuant to which any services are provided by or to any hospital, inpatient rehabilitation facility, nursing facility or other facility of Seller or any of its Affiliates that is not a Facility.

“NDA” shall have the meaning ascribed to it in Section 10.2(c).

“Notice of Indemnification” has the meaning ascribed to it in Section 9.5.

“Operator Delay Facility” has the meaning ascribed to it in Section 10.4(a).

“Order” means any writ, order, judgment, injunction, ruling, legally binding agreement, stipulation or decree (including a consent decree) of any Governmental Authority.

“Outside Date” means September 30, 2018, in all instances, provided that such date shall be October 31, 2018, with respect to a Facility eligible for Closing hereunder except for satisfaction of the Closing Conditions set forth in Section 7.1 so long as the applicable Parties are using their good faith commercially reasonably efforts to satisfy such Closing Conditions.

“Overhead and Shared Services” means ancillary corporate or shared services provided to or in support of any Facility that are general corporate, overhead or other services or provided to both (a) the Facility, and (b) any other business or facility of Seller and its Affiliates that is not a Facility including, without limitation, access to hardware and software related to financial and clinical operations, use of Intellectual Property, travel and entertainment services, temporary labor services, purchasing and supply services, personal telecommunications services, computer hardware and software services, energy/ utilities services, treasury services, public relations, legal and risk management services (including workers’ compensation), payroll services, sales and marketing support services, information technology and telecommunications services, accounting services, tax services, internal audit services, executive management services, investor relations services, human resources and employee relations management services, employee benefits services, credit, collections and accounts payable services, logistics services, property management services, environmental support services, training, federal and state reimbursement services, state licensing and Medicare and Medicaid certification and maintenance support, in each case including services relating to the provision of access to information, operating and reporting systems and databases and all hardware and software or other intellectual property used in connection therewith.

“OTA” has the meaning ascribed to such term in Section 3.6.

“OTA Transferee” means each of the entities designated by Purchaser that will be the transferee of certain assets and liabilities pursuant to an OTA.

“Owned Real Property” means the real property, including, without limitation, all buildings and other improvements located thereon and easements, licenses, permits, certificates, construction warranties and appurtenances relating thereto, identified as Owned Real Property on Exhibit D.

“Party” or “Parties” have the meaning ascribed to them in the Preamble.

“Permitted Encumbrances” means (i) Encumbrances for Taxes that are not yet due or are being contested in good faith and for which adequate accruals or reserves have been established in the Financials if required pursuant to GAAP, (ii) statutory Encumbrances of landlords and Encumbrances of carriers, warehousemen, mechanics, materialmen and other Encumbrances imposed by Law, in each case, for amounts not yet due or that are being contested in good faith and for which adequate accruals or reserves have been established in the Financials if required pursuant to GAAP, (iii) zoning, entitlement, building and land use regulations, customary covenants, easements, rights-of-way, restrictions and other similar charges or encumbrances which do not, in each of the foregoing cases, individually or in the aggregate, materially and adversely interfere with the current use or occupancy of or diminish the value of the affected property materially and adversely, in each case in the ordinary conduct of the Business thereon, (iv) Encumbrances that will be released by Seller prior to or as of the Closing Date, (v) Encumbrances specifically listed in Schedule B-ii of the Title Reports (but excluding “standard exceptions”), (vi) [reserved], (vii) matters that would be disclosed by an accurate survey provided such matters do not, individually or in the aggregate, materially and adversely interfere with the current use or occupancy of or diminish the value of the affected property materially and adversely, in each case in the ordinary course of Business; (viii) Encumbrances arising under this Agreement or any of the Transaction Documents; (ix) residency agreements of residents; and (x) those exceptions Purchaser elects (or is deemed to have elected) to take title to pursuant to Section 6.10(b). For the avoidance of doubt, the title, survey, and zoning matters listed on Schedule 6.10(g)(i) shall not be Permitted Encumbrances.

“Person” means an individual, partnership, venture, unincorporated association, organization, syndicate, corporation, limited liability company, or other entity, trust, trustee, executor, administrator or other legal or personal representative or any government or any agency or political subdivision thereof.

“Portfolio” means, separately, each of (i) the California Portfolio, (ii) the Indiana Portfolio, and (iii) the Facilities, taken as a whole, but excluding those Facilities within the California Portfolio or the Indiana Portfolio.

“Portfolio Escrow Cure Period” has the meaning ascribed to it in Section 6.9(f).

“Post-Closing Period” has the meaning ascribed to it in Section 6.2(a).

“Pre-Closing Period” has the meaning ascribed to it in Section 6.2(a).

“Property Taxes” means any real or personal property Taxes or any other ad valorem Taxes or similar obligations.

“Purchase Price” means Seven Hundred Million Dollars ($700,000,000.00).

“Purchase Price Allocation” has the meaning ascribed to it in Section 2.6(a).

“Purchased Assets” has the meaning ascribed to it in Section 2.1.

“Purchaser” has the meaning ascribed to it in the Preamble.

“Purchaser Assignees” means any Person to which Purchaser may assign its rights and obligations under this Agreement.

“Purchaser Indemnified Parties” has the meaning ascribed to it in Section 9.2.

“Purchaser Parties” means the entities listed on Exhibit B, each of which is an Affiliate of Purchaser.

“QASP” means the Quality and Accountability Supplemental Payment Program in place in California.

“QIPP” means the Quality Incentive Payment Program in place in Texas.

“Real Property” means the Leased Real Property, Owned Real Property, and the Ventas Property.

“Real Property Lease” has the meaning ascribed to it in Section 4.4(a).

“Regency” means Regency/Eagle Opco, LLC, a Delaware limited liability company.

“Release” means any releasing, spilling, leaking, pumping, pouring, emitting, emptying, discharging, injecting, escaping, leaching, dumping, disposing, depositing, leaching, or migrating into the Environment.

“Repair Estimate” has the meaning ascribed to it in Section 6.9(a).

“Replacement Facility” has the meaning ascribed to it in Section 6.15(a).

“Returns” means any and all returns, reports, information statements and certifications with respect to any and all Taxes that are required to be filed with the IRS or any other federal, state or local taxing authority, including consolidated, combined and unitary tax returns, and any and all returns, reports and information statements required to be so filed in connection with any Employee Benefit Plan.

“Seller” has the meaning ascribed to it in the Preamble.

“Seller Confidential Information” has the meaning ascribed to it in Section 6.4(c).

“Seller Encumbrance Release Transactions” means the (i) release, termination and discharge of all Encumbrances on the Purchased Assets (other than Permitted Encumbrances) including, without limitation, any Encumbrances securing the obligations under the Credit Agreement and (ii) execution, delivery and receipt, as applicable, of any required notices of prepayment, customary pay-off letters, lien terminations, releases, instruments of discharge and similar documentation. All notices of prepayment, pay-off letters, lien terminations, releases, instruments of discharge and related documentation in connection with any of the foregoing transactions shall be in form and substance reasonably acceptable to Purchaser, and Seller shall permit Purchaser and its representatives to review and comment on any such documentation reasonably in advance of the execution and delivery thereof.

“Seller Indemnified Parties” has the meaning ascribed to it in Section 9.3.

“Seller Parties” means the entities listed on Exhibit A.

“Subsequent Closing” or Subsequent Closings” have the meaning ascribed to them in Section 3.1(c).

“Subsequent Closing Date” has the meaning ascribed to it in Section 3.1(c).

“Substitute OTA Transferee” has the meaning ascribed to it in Section 10.4(a).

“Tax” or “Taxes” means taxes, fees, levies, duties, tariffs, imposts and governmental impositions or charges of any kind imposed by any federal, state or local taxing authority, including (a) income, franchise, profits, gross receipts, ad valorem, net worth, value added, sales, use, service, real or personal property, special assessments, capital stock, license, payroll, withholding, employment, estimated, social security, workers’ compensation, unemployment compensation or insurance contributions, utility, severance, production, excise, stamp, occupation, premiums, windfall profits, transfer, gains, business and occupation, disability, quality assurance fee, bed tax, provider tax or other tax, duty or charge of any kind whatsoever, however denominated; and (b) interest, penalties, additional taxes and additions to tax imposed by a taxing authority with respect thereto.

“Termination Date” has the meaning ascribed to it in Section 10.1(b).

“Termination Payment” means an amount equal to the Maximum Termination Payment less, on the date on which such amount becomes payable under this Agreement, the amount of the Deposit then held by Title Company and released to Seller under the Deposit Agreement.

“Title Company” has the meaning ascribed to it in Section 6.10(a).

“Title Objection Notice” has the meaning ascribed to it in Section 6.10(c).

“Title Reports” has the meaning ascribed to it in Section 6.10(a).

“Title Update” has the meaning ascribed to it in Section 6.10(b).

“Trademarks” means trademarks, trade names, service marks, service names, trade dress, slogans, all identifiers of source, fictitious business names (d/b/as) and logos, whether registered or unregistered, domestic and foreign, and all goodwill symbolized thereby and associated therewith, and trademark and service mark registrations and applications.

“Transaction Documents” means (a) this Agreement, (b) the Bills of Sale and Assignment and Assumption Agreements, (c) the Lease Assignment and Assumption Agreements, (d) the Deeds, and (e) those certain Non-Disclosure Agreements executed by Purchaser in favor of Seller.

“Transfer Taxes” has the meaning ascribed to it in Section 6.2(d).

“Transferred Facility” has the meaning ascribed to it in Section 2.5(a).

“Transfer Value” means the aggregate amount of the Purchase Price allocated to one or more Facilities as set forth on Schedule 2.5(a).

“UPL Contracts” shall mean any Contract where Seller or a Seller Party is a party related to a UPL Program for Facilities involved in a UPL Program.

“UPL Program” shall mean the Medicaid Upper Payment Limit (and Intergovernmental Transfer) program in place in Indiana and Texas, where a hospital holds the operating License for the Facility and Seller or Seller Parties act as sublessor and/or manager in coordination with such hospital, including any successor programs. In the event that any additional states approve similar programs in which Seller or Seller Parties participate for one or more Facilities prior to the Closing, this definition shall also include the programs in such additional states.

“U.S.” means the United States of America.

“VDR” means the Intralinks virtual data room, including all documents and materials posted thereto as of each Closing Date for the Facilities that become Transferred Facilities as of such date.

“Ventas” means Ventas Realty, Limited Partnership, a Delaware limited partnership.

“Ventas Agreement(s)” means the form attached hereto as Exhibit I, pursuant to which Seller shall have the right to acquire the Ventas Property and designate Purchaser, or a Purchaser Party or Purchaser Assignee, as the acquirer.

“Ventas Leases” means those certain existing leases between Ventas and Seller Parties related to the Ventas Property.

“Ventas Property” means the real property (including, without limitation, all buildings and other improvements located thereon and easements, licenses, permits, certificates, construction warranties and appurtenances relating thereto, only to the extent Ventas is required to transfer the foregoing as part of the Ventas Agreements), owned or ground leased by Ventas identified on Exhibit J, the fee or ground leasehold interest in which will be conveyed to Purchaser at Closing.

1.2    Terms Generally. The definitions in Section 1.1 and elsewhere in this Agreement shall apply equally to both the singular and plural forms of the terms defined. Whenever the context may require, any pronoun shall include the corresponding masculine, feminine and neuter forms. The words “include,” “includes” and “including” shall be deemed to be followed by the phrase “without limitation.” The words “herein,” “hereof” and “hereunder” and words of similar import refer to this Agreement (including the Exhibits to this Agreement, the Schedules and the Disclosure Schedules) in its entirety and not to any part hereof unless the context shall otherwise require. All references herein to Articles, Sections, Exhibits, Schedules and the Disclosure Schedules shall be deemed references to Articles and Sections of, and Exhibits, Schedules and the Disclosure Schedules to, this Agreement unless the context shall otherwise require. Unless the context shall otherwise require, any references to any agreement or other instrument or any Law are to such agreement, instrument or Law as the same may be amended and supplemented from time to time (and, in the case of any Law, to any successor provisions). Any reference to any Law shall be deemed also to refer to all rules and regulations promulgated thereunder, unless the context requires otherwise. The use of the words “or,” “either” and “any” in this Agreement shall not be exclusive. Any reference in this Agreement to a “day” or a number of “days” (without explicit reference to “Business Days”) shall be interpreted as a reference to a calendar day or number of calendar days. If any action is to be taken or given on or by a particular calendar day, and such calendar day is not a Business Day, then such action may be deferred until the next Business Day. A right or obligation of Seller shall be read to be the right or obligation of the applicable Seller Party, and a right or obligation of Purchaser shall be read to be the right or obligation of the applicable Purchaser Party or Purchaser Assignee, as appropriate for the context and except to the extent a Purchaser Assignee is not assigned or does not assume certain rights or obligations under this Agreement; provided that this is not intended to create the right of multiple parties to duplicative remedies in the event of a breach or default.

ARTICLE II

PURCHASE AND SALE OF ASSETS

2.1    Sale of Assets. Subject to the provisions of this Agreement and the terms of the Real Property Leases (and specifically excluding the Excluded Assets), on the Closing Date and as of the Effective Time, Purchaser shall purchase from Seller and Seller Parties, and Seller shall (and shall cause Seller Parties to) sell, convey, transfer, assign, and deliver to Purchaser, or such Purchaser Parties or Purchaser Assignees as designated by Purchaser, all of Seller’s or the applicable Seller Party’s right, title and interest in and to the following properties, rights and assets of Seller and Seller Parties (collectively, the “Purchased Assets”), free and clear of all Encumbrances other than Permitted Encumbrances:

(a)    the Owned Real Property;

(b)    the Ventas Property related exclusively to the Transferred Facilities pursuant to the deed and related instruments contemplated under the applicable Ventas Agreement;

(c)    all rights under applicable Real Property Leases for the Real Property related exclusively to the Transferred Facilities and all cash security deposits thereunder;

(d)    Seller’s membership interests in the joint ventures listed on Schedule 2.1(d) (the “Joint Venture Interests”), and rights under the related joint venture operating agreements;

(e)    the rights under any applicable Contract related to the Transferred Facilities assigned by Seller or a Seller Party to Purchaser or Purchaser Party as the parties may mutually agree;

(f)    all bed operating rights, to the extent applicable with respect to a Facility;

(g)    all maintenance records, property condition reports, surveys, appraisals, and blueprints with respect to a Transferred Facility; and

(h)    all furniture, fixtures, furnishings, equipment, appliances, tools, instruments and machinery which are located at and/or used exclusively in connection with the operation of the Transferred Facilities.

2.2    Excluded Assets. Notwithstanding anything to the contrary contained herein, Seller and Seller Parties shall not sell, convey, transfer, assign or deliver to Purchaser, Purchaser Parties or Purchaser Assignees, and Purchaser shall not purchase from Seller or Seller Parties, any properties, rights and assets of Seller and Seller Parties other than the Purchased Assets, including the following (the “Excluded Assets”):

(a)    any asset or class of assets excluded from the definition of Purchased Assets by virtue of the limitations expressed therein;

(b)    any cash, cash equivalents, or bank accounts;

(c)    any inventory, Accounts Receivable, prepaid expenses, security deposits and other current assets of the Transferred Facilities as of immediately prior to the applicable Closing;

(d)    IGT Credit Amount;

(e)    all National Contracts;

(f)    all Overhead and Shared Services, including any Contracts for or assets related to Overhead and Shared Services;

(g)    all rights under Contracts and Real Property Leases arising prior to the Effective Time, including any rebates or portions thereof related to the period prior to the Effective Time;

(h)    Licenses and permits that are not assignable or transferable, whether with or without third party consent, to Seller;

(i)    assets of Seller disposed of in the ordinary course of business prior to the Effective Time; provided that Seller shall not dispose of any material Assets without the prior written consent of Purchaser (other than Inventory used at the Facility in the ordinary course of business, which may be used and disposed of provided that it shall also be replenished to a quantity of that is required by Law);

(j)    any management agreement or lease agreement between Seller and Kindred or its Affiliates, as the case may be;

(k)    all insurance policies and any claims and rights to proceeds thereunder;

(l)    the minute books and ownership records of Seller, including all organizational documents, stock registers and such other books and records of Seller as they pertain to the ownership, organization, or existence of Seller and duplicate copies of such records;

(m)    any claims for refunds of Taxes and other governmental charges imposed on Seller or any related reserves held by a taxing authority of whatever nature including, but not limited to, those with respect to the Facility or the business attributable to periods ending on or prior to the Closing Date;

(n)    all shares of any capital stock, membership interests or partner interests in any partnership other than the Joint Venture Interests, of Seller;

(o)    all of Seller’s email accounts;

(p)    Seller’s rights under this Agreement and the Transaction Documents;

(q)    all insurance policies of Seller or any of its Affiliates and all rights of every nature and description under or arising out of such insurance policies, including the right to make claims thereunder, to the proceeds thereof and to any insurance refunds relating thereto;

(r)    Seller’s Returns for periods up to and including the Closing Date and all rights of Seller to any recoveries or refunds in respect of Taxes for periods up to and including the Closing Date, whether or not any refund of or credit for claims have been filed prior to the Closing Date;

(s)    Seller’s equity in each of the Seller Parties;

(t)    Seller’s attorney-client privilege;

(u)    all Employee Benefit Plans and all assets related thereto;

(v)    Seller’s information technology systems, emails, software licenses, corporate minute books, records, marketing materials, policies and procedures, and all assets that are used at the corporate level and do not solely relate to the operations of the Business;

(w)    all claims or rights of Seller and Seller Parties with and among any other Seller Party or Seller or amounts due from related parties;

(x)    all unclaimed property of any third party as of the Closing including, without limitation, property which is subject to applicable escheat Laws;

(y)    all claims, rights, interests and proceeds (whether received in cash or by credit to amounts otherwise due to a third party) with respect to amounts overpaid by Seller to any third party with respect to periods prior to the Closing (e.g., such overpaid amounts may be determined by billing audits undertaken by Seller or Seller’s consultants) to the extent not offset against any underpayments by any applicable third party payor in respect of services rendered prior to the Closing;

(z)    any receipts (i) relating to Seller’s Cost Reports or rights to settlements and retroactive adjustments on the same (whether resulting from an appeal by Seller or otherwise) with respect to time periods prior to the Closing, or (ii) which result from Seller’s pursuit of one or more appeals pertaining to a Government Reimbursement Program to the extent not offset against any overpayments by such Government Reimbursement Program in respect of services rendered prior to the Closing;

(aa)    all assets of Seller not used in connection with or held in whole or in part for use in connection with the Business;

(bb)    the items of personal property brought to the Facility by employees or residents of Seller or its Affiliates that are not used or held for use with the Business and the operation of any of the Facility;

(cc)    all trade names, trademarks, service marks, domain names (URLs) and websites owned by Kindred or its Affiliates including, without limitation, any use of the names “Kindred” or “RehabCare,” in whole or in part, or any derivation thereof, and all references to any of the foregoing on social media channels (including, without limitation, Facebook, Twitter and YouTube) associated with any or all of the Facility or Kindred or its Affiliates;

(dd)    all items on Schedule 2.2(dd);

(ee)    any asset transferred to an OTA Transferee under the terms of an OTA.

(ff)    any assets listed as “Excluded Assets” pursuant to the terms of an OTA.

2.3    Assumption of Liabilities. At the Effective Time, Purchaser shall assume and agree to pay, perform, discharge and satisfy when due in accordance with their respective terms the following liabilities (the “Assumed Liabilities”):

(a)    the liabilities and commitments of Seller or any Seller Party (i) under all Real Property Leases assigned at the Effective Time (or pursuant to Section 6.3(d) if later), solely to the extent a Real Property Lease is listed on a schedule to this Agreement, and (ii) in connection with the Purchased Assets, in each case with respect to foregoing clauses (i) and (ii) arising with respect to the period after the Effective Time;

(b)    any Taxes with respect to the operation of the Business at the Transferred Facilities for any periods (or portions thereof) beginning after the Effective Time and, to the extent provided by Section 6.2(d), certain Transfer Taxes.

2.4    Excluded Liabilities. Purchaser shall not assume any liabilities of Seller or any Seller Party other than the Assumed Liabilities (the “Excluded Liabilities”), which Excluded Liabilities shall include, without limitation, the following:

(a)    any liability excluded from the definition of Assumed Liabilities by virtue of the limitations expressed therein;

(b)    any Accounts Payable, accrued expenses, accrued compensation, and all other current liabilities of the Transferred Facilities as of immediately prior to the applicable Closing;

(c)    any Taxes (other than the Transfer Taxes) of Seller and Seller Parties with respect to the Transferred Facilities for any periods (or portions thereof) prior to the Effective Time and, to the extent provided by Section 6.2(d), certain Transfer Taxes;

(d)    all Debt of Seller and Seller Parties (including Accounts Payable with respect to the operation of the Business prior to the Effective Time);

(e)    any liabilities of Seller and Seller Parties arising with respect to or in connection with or relating to such Seller or Seller Party’s employment of or termination of employees of any Seller Party;

(f)    all Employee Benefit Plans and all liabilities related thereto;

(g)    any liabilities of Seller and Seller Parties arising under any Real Property Lease, or the operations of any Transferred Facilities, to the extent any of the foregoing liabilities relate to the period prior to the Effective Time;

(h)    all liabilities arising in respect of the Excluded Assets;

(i)    all causes or rights of action against Seller or Seller Parties, including any warranty or product liability claims;

(j)    any liabilities arising out of or connected with the operation of a Facility prior to the Effective Time; and

(k)    any liabilities arising under any Ventas Agreement or joint venture operating agreement relating to the Joint Venture Interests, to the extent any of the foregoing liabilities relate to the period prior to the Effective Time.

2.5    Purchase Price; Deposit; Escrow.

(a)    In consideration of the assignment, transfer and delivery of all of the Purchased Assets, Purchaser shall (i) pay to Seller or, at the direction of Seller, one or more of Seller Parties, an aggregate cash amount equal to the Purchase Price, which shall be allocated to the Facilities as set forth on Schedule 2.5(a), and (ii) assume the Assumed Liabilities. At the Initial Closing and each Subsequent Closing, (x) Purchaser shall pay to Seller or, at the direction of Seller, one or more of Seller Parties, the Purchase Price of the Facilities being acquired at such Closing (the “Transferred Facilities”), less the Escrow Payment solely with respect to the Initial Closing, and (y) the Purchased Assets and Assumed Liabilities relating to the Transferred Facilities shall be transferred to and assumed by Purchaser or such Purchaser Party or Purchaser Assignee designated by Purchaser. Payment of the Purchase Price at each Closing shall be in immediately available funds by wire transfer to one or more bank accounts designated in writing by Seller to Purchaser at least two (2) Business Days prior to such Closing.

(b)    On or prior to the date of this Agreement, Purchaser has made deposits in an aggregate amount equal to Seven Million Dollars ($7,000,000.00) (the “Deposit”) into an escrow account with Title Company to be held pursuant to this Agreement and the Escrow Agreement dated as of March 29, 2017, and attached hereto as Exhibit E-1 (the “Deposit Agreement”). The Deposit shall serve as a portion of the Purchase Price at Closing or be paid in accordance with this Agreement and the Deposit Agreement, and shall be applied pro-rata at each Closing based on the value assigned to the Facilities pursuant to Schedule 2.5(a). Any interest on the Deposit shall follow the Deposit.

(c)    At the Initial Closing, Purchaser shall deposit Five Million Dollars ($5,000,000) (the “Escrow Payment”) with Madison Title Agency, LLC, a Delaware limited liability company (“Escrow Agent”), pursuant to the terms of an Escrow Agreement to be entered into by Seller, Purchaser, Purchaser Assignees and the Escrow Agent in the form attached hereto as Exhibit E-2 (or such other form mutually acceptable to the parties thereto) (the “Escrow Agreement”). From and after each applicable Closing, Seller shall instruct the respective hospitals from which IGT Credit Amounts (as such term is defined in the OTAs for Facilities in Indiana and Texas) become due to pay such IGT Credit Amounts directly to Seller. Promptly following Seller’s receipt of any IGT Credit Amounts, and in any case within ten (10) days of such receipt, Seller shall deposit such IGT Credit Amounts with the Escrow Agent to be held pursuant to the Escrow Agreement (such deposits, collectively, the “IGT Escrow Funds” and, together with the Escrow Payment, the “Escrow Funds”) until such time as the aggregate amount of the IGT Escrow Funds so deposited equals Twenty Million Dollars ($20,000,000). The Escrow Funds will be used, if necessary, to satisfy any Losses as a result of indemnification claims payable to the Purchaser Indemnified Parties under Article IX of this Agreement and Article X of an OTA and will be held and disbursed in accordance with the provisions of this Agreement and the Escrow Agreement. The Escrow Funds shall be allocated among the Facilities as set forth on Schedule 2.5(c) (on an aggregate basis by group of Facilities transferred to Purchaser, a Purchaser Party or a Purchaser Assignee (together, each with its Affiliates)). The Escrow Agreement shall provide for the release to Seller of any Escrow Funds not subject to pending indemnification claims in two equal installments, fifty percent (50%) on the two-year anniversary of the Initial Closing Date and the balance on the three-year anniversary of the Initial Closing Date.

2.6    Purchase Price Allocation.

(a)    Purchaser and Seller agree that the Purchase Price (including any Assumed Liabilities that are treated as consideration for the Purchased Assets for federal income tax purposes) and all other amounts constituting consideration within the meaning of Section 1060 of the Code, shall be allocated among the Purchased Assets based on the principles as set forth in Section 1060 of the Code and the regulations promulgated thereunder, as reflected in the IRS Form 8594, and have been mutually agreed to and set out by the Parties in Schedule 2.6(a) (as finally determined in accordance with this Section 2.6, the “Purchase Price Allocation”). Seller and Purchaser agree to (i) be bound by the Purchase Price Allocation, (ii) act in accordance with the Purchase Price Allocation in the preparation and the filing of all Returns (including filing or causing to be filed Form 8594 with applicable U.S. federal income Returns for the taxable year that includes the Closing Date) and in the course of any Tax audit, Tax review or Tax litigation relating thereto, and (iii) take no position and not cause their Affiliates to take any position inconsistent with the Purchase Price Allocation for income Tax purposes, including U.S. federal and state income Tax and foreign income Tax, unless otherwise required pursuant to a “determination” within the meaning of Section 1313(a) of the Code.

(b)    In the event that the Purchase Price Allocation is disputed, in whole or in part, by any Governmental Authority, the Party receiving the notice of such dispute shall promptly notify the other Parties in writing of such dispute and shall use commercially reasonable efforts to keep the other Parties apprised of material developments concerning the resolution of such dispute.

ARTICLE III

CLOSING

3.1    Closing.

(a)    The Closing Date anticipated with regard to each of the Facilities is set out on Schedule 3.1(a).

(b)    The initial closing of the transactions contemplated hereby (the “Initial Closing”) with respect thereto shall be held at the offices of Polsinelli P.C., 401 Commerce Street, Suite 900, Nashville, TN 37219, at 10:00 a.m. local time, on August 31, 2017, for (i) all Purchased Assets and Real Property related to Facilities for which the Closing Conditions have been fulfilled, and (ii) to the extent allowed by Law, the Real Property for any Facilities (and Purchased Assets other than Licenses and provider agreements) where the only remaining unfulfilled Closing Condition (other than conditions that by their terms will be satisfied at the Closings) is the issuance of a License required by Section 7.1(c)(v) to operate, with the applicable OTA Transferee entering into an Interim Management Agreement and Interim Sublease for such Facilities (collectively, the date on which (i) and (ii) occur being the “Initial Closing Date”); provided, however, that except with respect to any Initial Closing occurring on December 31, 2017 such Closing shall not include any Facility where the parties do not have adequate assurance on or prior to the twentieth (20th) day of the month that any required third party consent will be obtained on or prior to Closing.

(c)    Following the Initial Closing, the Parties shall have subsequent closings (each, a “Subsequent Closing” and collectively, “Subsequent Closings”) at the end of each successive month for any Facilities which were not included in the Initial Closing and which would be eligible under Sections 3.1(b)(i) or 3.1(b)(ii) if the Initial Closing Date were the end of the relevant successive month (in each instance, the date on which a Subsequent Closing occurs, the “Subsequent Closing Date”); provided, however, that such Subsequent Closing shall not include any Facility where the parties do not have adequate assurance on or prior to the twentieth (20th) day of the month that any required third party consent will be obtained on or prior to such Subsequent Closing.

(d)    Except as otherwise specifically set out in this Agreement, matters pertaining to a Closing or a Closing Date shall be read and deemed to be related to: (i) prior to such anticipated Closing Date, the Facilities and related Purchased Assets which are anticipated to be or qualified to become Transferred Facilities as of such Closing Date, and (ii) after such anticipated Closing Date, the Facilities and related Purchased Assets which became Transferred Facilities as of such Closing Date; provided that, if a Facility fails to become a Transferred Facility on a Closing Date as the result of a breach or default of a Party that is not the result of it becoming an Escrow Facility or Operator Delay Facility, nothing in this paragraph is intended to waive the rights of the non-breaching party regarding such breach pursuant to Article X hereof.

3.2    Satisfaction of Interim Agreements. For any Facilities that are subject to an Interim Agreement following the Initial Closing or a Subsequent Closing, the applicable Seller Party and OTA Transferee shall have an administrative transfer (each, an “Administrative Transfer” and collectively, “Administrative Transfers”) to finalize all pending transfers and terminate the Interim Agreements upon receipt by such OTA Transferee, as applicable, of a License to operate, or receipt of such written assurances from the Department, in form and substance reasonably acceptable to such OTA Transferee, that a License to operate has been or will be issued by the Department effective as of the Effective Time.

3.3    Effective Time. The Initial Closing shall be deemed effective for each applicable Transferred Facility as of 12:00:01 a.m. local Facility time on the day after the Initial Closing Date (the “Initial Effective Time”). Similarly, each Subsequent Closing shall be deemed effective for each applicable Transferred Facility as of 12:00:01 a.m. local Facility time on the day after such Subsequent Closing (together with the Initial Effective Time, each being an “Effective Time” specific to the Facilities involved in each Closing, respectively). To the extent necessary, any matters related to an Administrative Transfer shall be deemed effective as of 12:00:01 a.m. local time at such Facility on the day after such Administrative Transfer for the Facilities involved therein (such time being the “Effective Time” specific to the Facilities involved in each Administrative Transfer, respectively). The Effective Time for other Purchased Assets at a Facility shall be the same as if such Purchased Assets were treated as a Transferred Facility.

3.4    Transfer of Purchased Assets. At the Initial Closing and any Subsequent Closings, Seller shall deliver or cause Seller Parties to deliver to Purchaser, Purchaser Parties and/or Purchaser Assignees instruments of transfer in the forms attached hereto and as described more fully in Article VII with respect to the Purchased Assets to be transferred in connection with the Closing, including the relevant Transferred Facilities, in accordance with Section 2.1 (subject to such Closings that involve Interim Agreements).

3.5    Designation of Purchased Assets. Within three (3) days following the Execution Date, Purchaser shall provide written notice to Seller that identifies which Purchased Assets, if any, have been assigned as of the Execution Date to a Purchaser Party or Purchaser Assignee. Seller hereby acknowledges and agrees that certain Purchased Assets will not be held by Purchaser following the Closing and instead shall be held by Purchaser Parties or Purchaser Assignees, as applicable. With respect to each Purchaser Party and each Purchaser Assignee, and except with respect to the obligations to pay the Purchase Price under Section 2.5 for which it shall be the sole obligor, and the obligations set forth in Section 6.12 with respect to a Lease Guaranty for which Purchaser shall retain secondary liability following the Closing until such time as the applicable Purchaser Assignee is released from such Lease Guaranty in accordance with 6.12, Purchaser shall retain secondary liability (behind the applicable Purchaser Assignee) hereunder for all pre-Closing obligations owed to Seller with respect to such assigned Purchased Assets unless Seller otherwise releases Purchaser from such liability. For the avoidance of doubt, this Section shall not impact Purchaser’s or the Funds’ liabilities under Article X of this Agreement.

3.6    Operations Transfer Agreements. On or before the Execution Date, Purchaser has caused the OTA Transferee with respect to each Facility, and Seller has caused Seller Party with respect to each Facility, to enter into an Operations Transfer Agreement in substantially the form attached hereto as Collective Exhibit K (each, an “OTA”). Seller acknowledges that Regency has executed the OTAs identified in Schedule 3.6 for Facilities where Purchaser has not otherwise produced a third-party operator; Regency may assign such OTAs to third party operators by no later than July 22, 2017, or on such later date as may be permitted under Section 10.4(a) with respect to any Operator Delay Facility.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF SELLER

Seller represents and warrants to Purchaser and its successors and assigns as of the Execution Date and as of each applicable Closing Date for the Facilities subject to such Closing Date (or in the case of representations and warranties that by their terms speak of a specified date, as of such specified date) as follows (all of which are qualified by the contents of the third party due diligence reports referenced in Schedule 5.7):

4.1    Corporate.

(a)    Organization. Seller and each Seller Party is an entity duly organized, validly existing and in good standing under the Laws of the jurisdiction of its organization.

(b)    Power and Authority; Authorization; Enforceability. Seller and each Seller Party has all necessary corporate, partnership or similar power and authority to own, operate and lease its respective properties and assets, to carry on its business as and where such is now being conducted, including the Business. Seller and each Seller Party has all necessary corporate, partnership or similar power and authority to enter into the documents and instruments to be executed and delivered by Seller or such Seller Party pursuant hereto and to carry out the transactions contemplated hereby. The execution and delivery of the Transaction Documents and the performance of this Agreement by Seller and each Seller Party has been duly and validly authorized. This Agreement constitutes the legal, valid and binding obligation of Seller and each Seller Party, enforceable against Seller and each Seller Party in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium and other similar Laws and equitable principles relating to or limiting creditors’ rights generally.

(c)    Qualification. With respect to the Business, Seller and each Seller Party is duly qualified or licensed to do business, and is in good standing, in all jurisdictions (domestic and foreign) in which the character or the location of the assets owned or leased by it or the nature of the business conducted by it requires such licensing or qualification.

(d)    No Conflicts or Violations. Subject to obtaining the Consents, neither the execution and delivery of this Agreement or the other Transaction Documents, the consummation of the transactions contemplated hereby and thereby, nor the fulfillment of the terms hereof by Seller or the relevant Seller Party shall (i) violate or result in a breach of any of the material terms and provisions of, constitute a default under, conflict with, or result in any acceleration of rights, benefits or obligations of any party under any Contract (including any JV Contract and Real Property Leases) to which Seller or a Seller Party is a party or by which it is bound, (ii) materially violate any Order of any Governmental Authority applicable to Seller or a Seller Party, (iii) result in the creation of any material Encumbrance upon any Purchased Asset pursuant to the terms of any such Contract, (iv) constitute a material violation by Seller or a Seller Party of any applicable Law, (v) result in the breach of any of the material terms or conditions of, or constitute a default under, or otherwise cause any impairment of, any permit, license or other governmental authorization held by Seller or any Seller Party, (vi) conflict with or violate any organizational document of Seller or a Seller Party, or (vii) result in any Debt or credit facility of Seller, any Seller Party or any of their respective Affiliates (other than any Debt or credit facility to be repaid and terminated at or prior to the Closing) becoming due prior to its scheduled maturity, or enable or permit (with or without notice or lapse of time or both) the holder or holders thereof or any trustee, agent or representative on its or their behalf to cause any such Debt or credit facility to become due, or to require the prepayment, repurchase, redemption or defeasance thereof or to require an offer to be made to prepay, repurchase, redeem or defease such Debt or credit facility, prior to its scheduled maturity, except in the case of sub clause (i) to the extent that any such violation or breach would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

4.2    Financial Statements; Undisclosed Liabilities.

(a)    Seller has made available in the VDR to Purchaser, prior to the Execution Date, the Financial Statements. The Financial Statements, in all material respects, are complete and accurate and present fairly the financial position and results of operations of each Facility as of the dates and periods indicated, and have been prepared in accordance with GAAP subject to normal year-end adjustments that are not materially adverse and absence of notes and, to the extent consistent with GAAP, Seller Parties’ past practices in preparing financial statements, subject, in the case of any quarterly Financial Statements included therein, to normal year-end audit adjustments.

(b)    Except as reflected or reserved for or disclosed in the Financial Statements, neither Seller nor any Seller Party has any material liabilities relating to the Business of a type or nature to be reflected, consistent with Seller Parties’ past practices in preparing financial statements, on the face of a balance sheet except for (i) liabilities incurred in the ordinary course of business since December 31, 2016, consistent with past practice, (ii) obligations arising or resulting from the terms of any assigned JV Contract or Real Property Lease, and (iii) Excluded Liabilities.

4.3    Taxes. All Returns required to be filed by or on behalf of Seller Parties on or before the Closing Date with respect to the Business or the Purchased Assets have been duly and timely filed (or subject to proper extensions) with the appropriate taxing authority in all jurisdictions in which such Returns are required to be filed, and all such Returns are true, complete and correct in all material respects, (ii) all Taxes of Seller Parties shown on any such Return with respect to the Business and the Purchased Assets have been fully and timely paid, and (iii) there are no Encumbrances for Taxes upon the Purchased Assets other than statutory liens for Taxes not yet due or payable.

4.4    Real Property.

(a)    Schedule 4.4(a) identifies each lease, sublease or other agreement under which the Leased Real Property is leased or otherwise occupied by or managed by any Seller Party, including all amendments thereto (together with all amendments thereto, each a “Real Property Lease”).

(b)    Neither Seller nor any Seller Party has received any written notice of any pending Condemnation affecting all or any portion of the Real Property and, to Seller’s Knowledge, no such Condemnation is currently threatened.

(c)    Except as set out on Schedule 4.4(c), to Seller’s Knowledge, other than Permitted Encumbrances, there are no Contracts that are valued more than Two Hundred Fifty-Five Thousand Dollars ($250,000.00) annually which would grant to any other Person the right of use or occupancy of the Real Property or any portion thereof, and there is no Person in possession of the Real Property or any portion thereof other than Seller or Seller Parties.

(d)    Seller has made available to Purchaser true, accurate and complete copies of each Real Property Lease and any lease or lease agreement for more than five hundred (500) square feet which is not cancelable without penalty on 30 days or less advance written notice under which any portion of the Owned Real Property is leased or otherwise occupied or managed by any Person, including all material amendments thereto.

(e)    (i) There exists no material default, breach or dispute on the part of Seller or any Seller Party under any Real Property Lease, or Ventas Real Property Lease, which is beyond any applicable notice and cure period, and (ii) to Seller’s Knowledge, there exists no material default or breach by the landlord, sublessor, licensor or other obligor under any Real Property Lease or Ventas Real Property Lease.

(f)    The Owned Real Property and the Leased Real Property identified on Exhibit D and the Ventas Property identified on Exhibit J are all of the parcels of real property owned, leased, used or occupied by the Seller Parties in the operation of the Business. To Seller’s Knowledge, except for Permitted Encumbrances, and except as set forth on Schedule 6.10(g)(i), there are no encumbrances, easements or rights of way of record (or, if not of record, of which Seller has Knowledge) granted on or appurtenant to or otherwise affecting any of the Real Property. The Real Property is in material compliance with restrictions, covenants and agreements of record or which Seller has Knowledge related thereto. To Seller’s Knowledge, all of the Real Property currently has permanent rights of access to and from dedicated public rights of way or by private easement, as applicable. To Seller’s Knowledge, no fact or condition exists that would prohibit or adversely affect the current existing rights of access to and from any Real Property from and to the existing public highways and roads or private easements, and to Seller’s Knowledge, there is no pending restriction or denial, governmental or otherwise, upon such ingress or egress. To Seller’s Knowledge, each parcel of Real Property is comprised of a single, complete tax parcel, or if any Real Property is comprised of more than one (1) tax parcel, then such Real Property includes the entirety of all related tax parcels, or except as otherwise shown on an accurate survey. Except as otherwise disclosed to Purchaser, Seller has not received any written notice from any Governmental Authority that the Owned Real Property or the Leased Real Property is in violation of any (i) Laws, (ii) certificates of occupancy, or (iii) zoning matter.

(g)    To Seller’s Knowledge, and except as shown on an accurate survey, there is not any (i) claim of adverse possession or prescriptive rights involving or affecting any Real Property; (ii) buildings or other improvement located on any Real Property that encroaches on or over the boundaries of neighboring or adjacent properties; or (iii) structure, paving or other buildings or improvements of any other Person that encroaches on or over the boundaries of any Real Property. To

Seller’s Knowledge, and except as shown on an accurate survey, none of the Real Property is located in a flood plain, flood hazard area, wetland or lakeshore erosion area within the meaning of any Law, regulation or ordinance. Except as disclosed on an accurate title report, no public improvements have been commenced and, to Seller’s Knowledge, none are planned that, in either case, may result in special assessments against or otherwise materially adversely affect the use of any Real Property (individually or in the aggregate). To Seller’s Knowledge and except as disclosed on the Title Reports or the First American Title Reports, no portion of any Real Property is subject to any rollback Taxes, recapture provisions, additional Taxes or assessments, or penalties as a result of having been at any time classified or zoned for agricultural, forest cropland, or similar use. To Seller’s Knowledge, there is no (1) planned or proposed increase in assessed valuations of any Facilities or Real Property except as set forth on Schedule 4.4(g); (2) Order requiring repair, alteration, or correction of any existing condition affecting any Facilities or Real Property, except as set forth on Schedule 4.4(g); (3) underground storage tanks except as otherwise set forth in any environmental report obtained by Purchaser; (4) notice from any local building inspector or written notice of any code violations affecting any of the Facilities or Real Property; or (5) work that has been done or labor or materials that has or have been furnished to any Facilities or Real Property during the period of one year immediately preceding the date of this Agreement (or during the period between the date hereof and the Closing Date) for which liens could be filed against any Facilities or Real Property that has not been, or will not be, fully paid or bonded over prior to Closing.

(h)    To Seller’s Knowledge, there is no outstanding damage to any Facilities or Real Property that would currently constitute a Casualty Loss, except as otherwise disclosed to Purchaser or as set forth on Schedule 4.4(h).

(i)    To Seller’s Knowledge, there are no unsatisfied written requests for repairs, restorations or alterations in excess of One Hundred Thousand Dollars ($100,000.00) with regard to any one of the Facilities or Real Property from any Person, entity or authority including, without limitation, any lender, insurance provider or Government Authority, except as otherwise disclosed to Purchaser or as set forth on Schedule 4.4(i).

(j)    Except as set forth on Schedule 4.4(j), no Transferred Facility is a “Special Focus Facility” as listed by the Centers for Medicaid and Medicare Services.

(k)    Notwithstanding anything else in this Agreement to the contrary, including any other representations as to Purchased Assets, this Section 4.4 and Sections 4.2(b), 4.3, 4.5, 4.8, 4.12 and 4.13 contain the only representations and warranties made by Seller with respect to the Real Property matters, except for other representations made in this Agreement with respect to the Real Property Leases.

4.5    Title to Purchased Assets; Absence of Encumbrances. (a) Each of Seller or a Seller Party, as applicable, has good and marketable title to, or in the case of personal property held under a lease or other Contract (subject to the terms of the lease or other Contract), an enforceable leasehold interest in, or right to use, the Purchased Assets other than the Ventas Property, and (b) none of the Purchased Assets is subject to any Encumbrance other than Permitted Encumbrances and as set forth on Schedule 6.10(g)(i). At each Closing with respect to the Ventas Property, Purchaser will receive good and marketable title to the Ventas Property transferred at such Closing. Other than the Excluded Assets, the assets and properties relating to each Facility constituting Purchased Assets hereunder and Assets under the applicable OTA include all assets and properties currently used in the conduct of the Business at such Facility.

4.6    Intellectual Property.

(a)    Except as would not reasonably be expected to have a Material Adverse Effect, (i) Seller or Seller Parties own or possesses all licenses or other rights to use all Intellectual Property necessary to conduct the Business as presently conducted, (ii) the Business as currently conducted does not misappropriate or infringe upon any Intellectual Property rights of others, (iii) neither Seller nor any Seller Party has received any written notice from any third party that the Business as currently conducted misappropriates or infringes upon any Intellectual Property rights of others, and (iv) neither Seller nor any Seller Party has received any written notice that any third party is infringing any Intellectual Property owned by Seller or a Seller Party and used in connection with the Business.

(b)    Notwithstanding anything else in this Agreement to the contrary, this Section 4.6 contains the only representations and warranties made by Seller with respect to Intellectual Property matters.

4.7    Material Contracts.

(a)    Schedule 4.7(a) lists all of the following Contracts with respect to the Business:

(i)    any written contract for a joint venture with Seller Party and a third party related exclusively to the Business (the “JV Contracts”); and

(ii)    any Real Property Lease.

(b)    Seller has provided Purchaser with access to the VDR that includes copies of all of the JV Contracts and Real Property Leases. Each JV Contract and Real Property Lease is enforceable against Seller and each Seller Party that is party thereto and, subject to obtaining any necessary consents or delivering any necessary notices and except as may be limited by bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance or other similar Laws relating to creditors’ rights generally and the availability of equitable remedies, will continue to be so enforceable following the consummation of the transactions contemplated hereby.

(c)    Neither Seller nor any Seller Party and, to Seller’s Knowledge, no other party to any JV Contract or Real Property Lease is in material breach or material violation of, or default under, or has repudiated any material provision of, any JV Contract or Real Property Lease.

(d)    Schedule 4.7(d) lists all National Contracts pursuant to which any services are provided by or to any Facility, and Seller has provided Purchaser with access to the VDR that includes a summary of certain terms of each such National Contract.

4.8    Litigation. Except as disclosed on Schedule 4.8, (i) there is no material Action pending or, to Seller’s Knowledge, threatened against Seller or any Seller Party with respect to the Purchased Assets or the Business, and (ii) neither Seller nor any Seller Party is subject to any material Order relating to the Purchased Assets or the Business.

4.9    [Reserved].

4.10    [Reserved].

4.11    [Reserved].

4.12    Environmental Matters. Except to the extent it would not reasonably be expected to have a material adverse effect on the operations, condition (financial or otherwise) or results of operations of any Facility:

(a)    Seller has not received any written notice from a Government Authority that the Business by Seller or any Seller Party is not in compliance with all applicable Environmental Laws. Each

Seller Party has obtained all approvals and permits required to be obtained from Governmental Authorities for the Business under Environmental Laws, and Seller and each Seller Party is and has been in compliance with the terms and conditions of all such permits and approvals.

(b)    There has been no Release or threatened Release of Hazardous Substances at any Facility that requires remediation pursuant to applicable Environmental Laws except as set forth on Schedule 4.12(b).

(c)    Seller and Seller Parties have not treated, stored, disposed of, arranged for or permitted the disposal of, transported, handled, released, or exposed any Person to, any Hazardous Substance, or owned or operated any property or facility contaminated by any Hazardous Substance so as would give rise to any liability for response costs, corrective action costs, personal injury, property damage, natural resources damages or attorney fees, or any investigative, corrective or remedial obligations, pursuant to any Environmental Laws.

(d)    Neither Seller nor any Seller Party has received any written notice, notification or demand from any Governmental Authority with respect to the Business or any Facility pursuant to Environmental Law. Seller and Seller Parties have not received any written notice of material claims, legal proceedings, Orders, fines or penalties under Environmental Laws, or otherwise regarding the Release or threatened Release of Hazardous Substances, in each case with respect to the Business or any Facility, pending or, to Seller’s Knowledge, threatened, against Seller or any Seller Party.

(e)    All environmental audits, investigations or assessments in the possession or control of Seller or any Seller Party, or to which Seller or any Seller Party has access, relating to the Business or any Facility has been provided to or otherwise made available in the VDR to Purchaser.

(f)    There are no past or present (or, to Seller’s Knowledge, future) events, conditions, circumstances, activities, practices, incidents, actions, omissions or plans that may interfere with or prevent compliance or continued compliance by the Business with all Environmental Laws or give rise to any liability under Environmental Laws;

(g)    Notwithstanding anything else in this Agreement to the contrary, this Section 4.12 contains the only representations and warranties made by Seller with respect to Environmental Laws.

4.13    Absence of Certain Changes. Since January 1, 2017, Seller and Seller Parties have operated the Business in the ordinary course and, to Seller’s Knowledge, there has not occurred any event, development or change that, individually or in the aggregate, has had or is reasonably likely to have a Material Adverse Effect, and during such time period, neither Seller nor any Seller Party has:

(a)    sold, transferred, leased to others or otherwise disposed of any Purchased Assets, other than in the ordinary course of business;

(b)    permitted any of the Purchased Assets to become subject to an Encumbrance other than a Permitted Encumbrance;

(c)    changed its method of accounting or its accounting principles or practices, including any policies or practices with respect to revenue recognition or the establishment of reserves for Accounts Receivable, utilized in the preparation of the Financial Statements, other than as required consistent with its past accounting practices or GAAP; or

(d)    settled any material Action by any Person or before any court or Governmental Authority alleging a violation of any Law, JV Contract or Real Property Lease by Seller or a Seller Party relating to any of the Purchased Assets or the Business other than professional liability claims settled in the ordinary course of business.

4.14    Brokers and Finders. Except as set forth on Schedule 4.14, neither Seller nor any Seller Party has engaged, nor is liable to pay any fees, costs or commissions to, any broker, finder, agent or financial advisor (each, a “Broker” and collectively, “Brokers”) in connection with the transactions contemplated hereby.

4.15    Solvency. Seller is not entering into the Transaction Documents with the intent to hinder, delay or defraud either present or future creditors. Immediately after giving effect to each of the transactions contemplated by the Transaction Documents, the payment of the Purchase Price and all related fees and expenses payable by Seller, assuming satisfaction of the conditions to Seller’s obligation to consummate the Closing as set forth herein, Seller (together with its subsidiaries, taken as a whole) (a) as of the Closing Date will be able to pay its debts generally as they become due and shall own property having a present fair saleable value greater than the amounts required to pay its debts (including a reasonable estimate of the amount of all contingent liabilities) as they become absolute and mature in accordance with their stated terms, and (b) shall not have, as of the Closing Date, unreasonably small capital to carry on any businesses in which it is engaged. For purposes of this Section 4.15, (i) “fair saleable value” means the amount that may be realized if the aggregate assets (including goodwill) are sold as an entirety with reasonable promptness in an arm’s length transaction under present conditions for the sale of comparable business enterprises, and (ii) “not have, as of the Closing Date, unreasonably small capital to carry on any businesses in which it is engaged” means that Seller (together with its subsidiaries, taken as a whole) will be able to generate enough cash from operations, asset dispositions or refinancing, or a combination thereof, to meet its obligations as they become due.

4.16    No Other Representations or Warranties; Reliance on Representations and Warranties. EXCEPT FOR THE REPRESENTATIONS AND WARRANTIES CONTAINED IN THIS AGREEMENT OR IN THE OTHER TRANSACTION DOCUMENTS, SELLER DOES NOT MAKE ANY OTHER EXPRESS OR IMPLIED REPRESENTATION OR WARRANTY WITH RESPECT TO THE BUSINESS, THE PURCHASED ASSETS, THE ASSUMED LIABILITIES OR ANY OTHER MATTER IN CONNECTION WITH THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT, AND SELLER DISCLAIMS ANY OTHER REPRESENTATIONS OR WARRANTIES, EXPRESS OR IMPLIED, INCLUDING WITH RESPECT TO (A) ANY FINANCIAL PROJECTIONS OR OTHER FORWARD-LOOKING INFORMATION WITH RESPECT TO THE BUSINESS OR ANY FACILITY, (B) MERCHANTABILITY AND FITNESS FOR A PARTICULAR PURPOSE, (C) ANY MATERIALS RELATING TO THE TRANSACTIONS CONTEMPLATED HEREBY PROVIDED BY SELLER’S AGENTS OR REPRESENTATIVES, OR (D) ANY OTHER MATTER THAT, UNDER APPLICABLE LAW, WILL BE DEEMED TO GIVE RISE TO ANY EXPRESS OR IMPLIED WARRANTY. EXCEPT FOR THE REPRESENTATIONS AND WARRANTIES CONTAINED IN THIS ARTICLE IV OR IN THE OTHER TRANSACTION DOCUMENTS, ALL PURCHASED ASSETS ARE CONVEYED ON AN “AS IS” AND “WHERE IS” BASIS.

4.17    Disclosure Updates. At any time, and from time to time on or prior to the applicable Closing Date, Seller may supplement or amend the Schedules and/or information in the VDR (collectively, a “Disclosure Update”), provided such Disclosure Update does not constitute a Material Adverse Effect and provided further that no such Disclosure Update shall affect the rights of any Purchaser Indemnified Party to seek indemnification under Article IX with respect to the facts and circumstances underlying such Disclosure Update.

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF PURCHASER

Purchaser represents and warrants to Seller as of the Execution Date and as of the Closing Date (or in the case of representations and warranties that by their terms speak of a specified date, as of such specified date) as follows:

5.1    Corporate.

(a)    Organization. Purchaser is a limited liability company duly formed, validly existing and in good standing under the Laws of the jurisdiction of its formation.

(b)    Power and Authority; Authorization; Enforceability. Purchaser has all necessary limited liability company power and authority to own, operate and lease its properties and assets, to carry on its businesses as and where such is now being conducted, to enter into the documents and instruments to be executed and delivered by Purchaser pursuant hereto and to carry out the transactions contemplated hereby. The execution and delivery of the Transaction Documents by Purchaser and performance of this Agreement by Purchaser have been duly and validly authorized by its board(s) of directors and by all other necessary limited liability company action on the part of Purchaser. This Agreement constitutes the legal, valid and binding obligation of Purchaser, enforceable against Purchaser in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium and other similar Laws and equitable principles relating to or limiting creditors’ rights generally.

(c)    Qualification. Purchaser is duly qualified or licensed to do business, and is in good standing, in all jurisdictions (domestic and foreign) in which the character or the location of the assets owned or leased by it or the nature of the business conducted by it requires such licensing or qualification.

(d)    No Conflicts or Violations. Neither the execution and delivery of this Agreement, the consummation of the transactions contemplated hereby, nor the fulfillment of the terms hereof by Purchaser will (i) violate or result in a breach of any of the material terms and provisions of, constitute a default under, conflict with, or result in any acceleration of rights, benefits or obligations of any party under any Contract to which Purchaser is a party or by which it is bound, (ii) violate any Order applicable to Purchaser, (iii) constitute a material violation by Purchaser of any applicable Law, (iv) result in the breach of any of the material terms or conditions of, or constitute a default under, or otherwise cause any impairment of, any permit, license or other governmental authorization held by Purchaser, or (v) conflict with or violate any charter document, operating agreement or partnership agreement of Purchaser, except in the case of sub-clause (i) to the extent that any such violation, individually or in the aggregate, would not reasonably be expected to prevent, or materially impede, interfere with, hinder or delay the consummation of the transactions contemplated by this Agreement.

(e)    Except for the applicable state licensure requirements for the states in which the Facilities are located, no material authorizations, approvals, waivers or consents are required to be obtained, or notices to be made, by Purchaser to consummate the transactions contemplated hereby.

5.2    Litigation. No lawsuit, governmental investigation or legal, administrative or arbitration action or proceeding is pending or threatened against Purchaser, that questions the validity of this Agreement or seeks to prohibit, enjoin or otherwise challenge the consummation of the transactions contemplated hereby.

5.3    Brokers and Finders. Except as set forth on Schedule 5.3, no Broker has been engaged by Purchaser in connection with the transactions contemplated hereby. No fees, commissions or costs of any such Broker will be owed by Purchaser.

5.4    Financing Documents. Subject to satisfaction of the Closing Conditions contained in Section 7.1, Purchaser does not have any reason to believe that any of the conditions to the Financing will not be satisfied or that the Financing will not be available to Purchaser on the Closing Date(s). Purchaser has fully paid or caused to be paid all fees required to be paid by it on or prior to the date hereof in connection with the Financing.

5.5    Solvency. Purchaser is not entering into the Transaction Documents with the intent to hinder, delay or defraud either present or future creditors. Immediately after giving effect to each of the transactions contemplated by the Transaction Documents, the payment of the Purchase Price and all related fees and expenses payable by Purchaser, assuming satisfaction of the conditions to Purchaser’s obligation to consummate the Closing as set forth herein, Purchaser (together with its subsidiaries, taken as a whole) (a) as of the Closing Date will be able to pay its debts generally as they become due and shall own property having a present fair saleable value greater than the amounts required to pay its debts (including a reasonable estimate of the amount of all contingent liabilities) as they become absolute and mature in accordance with their stated terms; and (b) shall not have, as of the Closing Date, unreasonably small capital to carry on any businesses in which it is engaged. For purposes of this Section 5.5, (i) “fair saleable value” means the amount that may be realized if the aggregate assets (including goodwill) are sold as an entirety with reasonable promptness in an arm’s length transaction under present conditions for the sale of comparable business enterprises, and (ii) “not have, as of the Closing Date, unreasonably small capital to carry on any businesses in which it is engaged” means that Purchaser (together with its subsidiaries, taken as a whole) will be able to generate enough cash from operations, asset dispositions or refinancing, or a combination thereof, to meet its obligations as they become due.

5.6    BMC Funds. Purchaser and each of the Funds, severally but not jointly, hereby represents, warrants and covenants to Seller as follows: (a) on or prior to each Closing Date, the Funds will cause Purchaser to be adequately funded (the “Fund Financing”) such that Purchaser, together with any Purchaser Assignee for the Indiana Portfolio with respect to the Closing Date for the Indiana Portfolio, will have sufficient funds to pay the Purchase Price payable on such Closing Date pursuant to Section 2.5(a), (b) each of the Funds has and will maintain sufficient access to cash and other sources of immediately available funds, and otherwise have the capabilities, to enable them to pay, perform and/or discharge, as applicable, the Termination Payment and the Fund Financing in full; (c) none of the Funds has or will incur any obligation, commitment, restriction or liability (including contingent liabilities) of any kind that would impair or adversely affect such sources or capabilities; and (d) assuming the payment, performance and/or discharge, as applicable, of the Termination Payment or the Fund Financing, in each case in whole or in part, by the Funds (and not, for the avoidance of doubt, by Purchaser), none of the Funds will (i) be insolvent (either because its financial condition is such that the sum of its debts is greater than the fair value of its assets or because the present fair value of its assets will be less than the amount required to pay its probable liability on its debts as they become absolute and matured), (ii) have unreasonably small capital with which to engage in its business, or (iii) have incurred or plan to incur debts beyond its ability to repay such debts as they become absolute and matured. Each of the Funds has a remaining life of not less than three (3) years. Each of the Funds, severally but not jointly, hereby covenants and agrees to (x) unconditionally and irrevocably guaranty as a primary obligation the full, complete, and punctual payment and performance of any payment obligations of Purchaser arising pursuant to Section 10.2(b)(i) or 10.4 (provided that the Funds’ aggregate guarantee obligation hereunder shall not under any circumstances exceed the Maximum Termination Payment), and (y) maintain a net worth sufficient to satisfy such guaranty obligation. If at any time the Fund’s net worth is not sufficient to satisfy the guaranty obligation set forth in the immediately preceding sentence, the Fund shall make a deposit with Title Company in an amount sufficient, when taken together with the Fund’s then-current net worth, to satisfy such guaranty obligation. Upon Seller’s request, but not more than once in a 60-day period, the Fund shall provide evidence reasonably satisfactory to Seller as to the Fund’s then-current net worth. Each of the Funds waives presentment, demand of performance, filing of any claim, any right to require any proceeding first against Purchaser, protest, notice and all demands whatsoever in connection with the performance of its obligations set forth in this Section 5.6. The obligations of each Fund hereunder shall not be affected by (A) the failure of Seller to assert any claim or demand or to enforce any right or remedy against Purchaser or any other guarantor under the provisions of this Agreement or any other agreement or otherwise, (B) any extension or renewal of any provision hereof or thereof, (C) the failure of Seller to exercise any right or remedy against any other guarantor of the Termination Payment, or (D) the release or substitution of any guarantor. Each of the Funds, severally but not jointly, hereby covenants and agrees to reserve funds sufficient to satisfy its share of the Fund Financing and the Maximum Termination Payment until such time as such Termination Payment is extinguished (whether because it has been paid or because no further Termination Payment may become owed to Seller under this Agreement), and will not under any circumstances distribute such funds in any manner that would cause such Fund to be unable to satisfy the Fund Financing and the Termination Payment.

5.7    Third Party Reports. Schedule 5.7 sets forth a list of all third party due diligence reports regarding the Real Property (including without limitation, title, survey, real estate, zoning, and environmental) received by Purchaser or its Affiliates on or prior to the Execution Date.

5.8    OFAC. Purchaser, Purchaser Parties, and their Affiliates and controlling members are not currently identified on the OFAC List, and each is not a Person with whom a citizen of the United States is prohibited from engaging in transactions by any trade embargo, economic sanction, or other prohibition of United States law, regulation, or executive order of the President of the United States. “OFAC List” means the list of specially designated nationals and blocked Persons subject to financial sanctions that is maintained by the U.S. Treasury Department, Office of Foreign Assets Control and any other similar list maintained by the U.S. Treasury Department, Office of Foreign Assets Control pursuant to any legal requirements, including, without limitation, trade embargo, economic sanctions, or other prohibitions imposed by Executive Order of the President of the United States. The OFAC List currently is accessible through the internet website https://www.treasury.gov/ofac/downloads/sdnlist.pdf.

5.9    No Other Representations or Warranties. EXCEPT FOR THE REPRESENTATIONS AND WARRANTIES CONTAINED IN THIS AGREEMENT, PURCHASER DOES NOT MAKE ANY OTHER EXPRESS OR IMPLIED REPRESENTATION OR WARRANTY WITH RESPECT TO ANY MATTER IN CONNECTION WITH THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT, AND PURCHASER DISCLAIMS ANY OTHER REPRESENTATIONS OR WARRANTIES, EXPRESS OR IMPLIED.

ARTICLE VI

COVENANTS

6.1    Interim Conduct.

(a)    During the period from the Execution Date and continuing until the earlier of the termination of this Agreement or the applicable Closing, Seller shall and each Seller Party shall (except as set forth on Schedule 6.1(a) or to the extent consented to in writing by Purchaser, which consent shall not be unreasonably withheld or delayed) operate each Transferred Facility in the ordinary course consistent with past practice and use commercially reasonable efforts consistent with past practice (i) to preserve intact the goodwill of each Transferred Facility and to preserve, maintain and protect the Purchased Assets relating to each Transferred Facility, and (ii) preserve relationships with material customers, suppliers, physicians, distributors, licensors, licensees, and others having business dealings with each Transferred Facility (other than pursuant to any Overhead and Shared Services). During the period from the Execution Date and continuing until the earlier of the termination of this Agreement or the applicable Closing, Seller shall promptly inform Purchaser of any known material adverse changes with respect to any Facility.

(b)    During the period from the Execution Date and continuing until the earlier of the termination of this Agreement or the applicable Closing, Seller and each Seller Party shall comply in all material respects, with respect to any surveys or inspections by any Governmental Authority arising from the transactions contemplated by this Agreement and the Transaction Documents and the requirements of any plan or plans of correction (including the removal of any DPNA and any repairs or improvements set forth on Schedule 4.4(g)) proposed in response to any inspection or survey conducted by any Governmental Authority that commences on or prior to the applicable Closing and pay any fines or penalties (including any CMPs) resulting from such inspections or surveys or if appealed, Seller and each applicable Seller Party shall retain liability for all costs and expenses in pursuing such appeals and the liability for any penalties not rescinded . In addition, Seller and each Seller Party shall consult with Purchaser of such appeals and notify Purchaser of the final disposition of such matters. Seller shall, with respect to a Facility, make any capital repair or physical improvements necessary to (1) remove a deficiency rating of “I,” “J,” or higher, (2) correct any immediate jeopardy violations, and (3) terminate a DPNA.

(c)    Without limiting the foregoing, and except as set forth on Schedule 6.1(b), during the period from the Execution Date and continuing until the earlier of the termination of this Agreement or the applicable Closing, Seller shall not do, or cause or permit any Seller Party to do, any of the following with respect to any Purchased Asset or Assumed Liability except as contemplated by the Transaction Documents, or as necessary to consummate the transactions contemplated by this Agreement and the Transaction Documents, without the prior written consent of Purchaser, which consent shall not be unreasonably withheld or delayed:

(i)    sell, lease, license or otherwise dispose of any of the Purchased Assets, except in the ordinary course of business consistent with past practice, or create, incur or suffer to exist any Encumbrance (other than a Permitted Encumbrance) on any of the Purchased Assets;

(ii)    terminate or waive any material right included in the Purchased Assets of substantial value, including any rights with respect to the Real Property Leases; provided, however, that Seller shall not be prohibited from exercising any rights or remedies conferred by the terms of the Real Property Leases including but not limited to purchase options; or

(iii)    agree in writing to take any of the foregoing actions.

(d)    For the avoidance of doubt, none of the limitations or prohibitions in this Section 6.1 shall be applicable to Seller, a Seller Party or any of their Affiliates except solely with respect to the Purchased Assets or the Assumed Liabilities related to the Transferred Facilities, and Seller shall be entitled to, and shall, consummate the Seller Encumbrance Release Transactions.

6.2    Certain Tax Matters.

(a)    Apportionment of Certain Taxes. All Property Taxes levied with respect to the Purchased Assets shall be apportioned between the respective Seller Party and Purchaser as of the

Effective Time based on the number of days of the applicable taxable period prior to the Effective Time (with respect to such taxable period, the “Pre-Closing Period”) and after the Effective Time (with respect to such taxable period, the “Post-Closing Period”). Each Seller Party shall be responsible for such Seller Party’s proportionate share of any such Taxes that are attributable to the Pre-Closing Period, and all such Taxes with respect to a Facility to the extent due and payable as of the applicable Closing shall have been paid as of such Closing, and Purchaser shall be liable for its proportionate share of any such Taxes that are attributable to the Post-Closing Period.

(b)    Returns. Seller shall prepare or cause to be prepared and shall file or cause to be filed all Returns relating to Taxes arising out of the operation of the Business or the ownership of the Purchased Assets with respect to the Pre-Closing Period. All such Returns shall be prepared in accordance with Seller’s past custom and practice, except to the extent otherwise required by applicable Law. Purchaser shall pay to Seller promptly on demand all Property Taxes levied with respect to the Purchased Assets with respect to the Post-Closing Period included in any such Return prepared or caused to be prepared by Seller for which Purchaser is responsible pursuant to Section 6.2(a) to the extent paid by any Seller Party; provided, however, if Purchaser does not promptly pay to Seller any such liabilities, Seller shall have the right to pursue an indemnification claim for such liabilities in accordance with Section 9.2 hereof.

(c)    Tax Cooperation. Purchaser and Seller shall furnish or cause to be furnished to each other, upon written request, as promptly as reasonably practicable, to the extent they have access to the same, such information and assistance relating to the Business, the Purchased Assets or the Assumed Liabilities as is reasonably necessary for the filing of all Returns, the making of any election relating to Taxes, the preparation for any audit by any Governmental Authority, and the prosecution or defense of any claim, suit or proceeding relating to any Tax. Any expenses incurred in furnishing such information or assistance shall be borne by the Party requesting it.

(d)    Transfer Taxes. All sales, transfer (including real estate transfer), stamp, documentary, filing, recordation and other similar Taxes, together with interest, additions or penalties with respect thereto resulting from the transactions contemplated by this Agreement (including the purchase of the Purchased Assets hereunder) (“Transfer Taxes”), shall be paid by Purchaser or Seller, as the case may be, as set forth on Schedule 6.2(d) hereto in accordance with legal requirements or customary practice on a state-by-state basis. Any Returns required to be filed in connection with any Transfer Taxes shall be prepared and filed when due by the Party responsible for payment of such Transfer Taxes under this Section 6.2(d), and the responsible Party shall provide such other Party with a copy of such Return for review and comment at least five (5) Business Days prior to such filing, unless the other Party is otherwise required as a matter of Law to be the remitting party, in which case the responsible Party shall prepare the return for filing by the other Party and shall provide the other Party with a copy of such Return for review and comment at least five (5) Business Days prior to such filing.

6.3    Commercially Reasonable Efforts; Cooperation; Regulatory Filings.

(a)    In accordance with the terms and conditions set forth in this Agreement, each of the Parties shall use its commercially reasonable efforts to take, or cause to be taken, all actions that are necessary, proper or advisable to consummate and make effective the sale, conveyance, assignment, transfer and delivery of each of the Facilities and the other transactions contemplated by this Agreement, including using commercially reasonable efforts to accomplish each of the following: (i) taking of all reasonable acts necessary to cause the Closing Conditions of the Parties set forth in Article VII to be satisfied, (ii) obtaining all necessary consents, approvals, waivers, Orders and authorizations from Governmental Authorities and making all necessary registrations, declarations and filings with Governmental Authorities, (iii) taking all reasonable steps as may be necessary to avoid any objections or legal proceedings by any Governmental Authority, and (iv) the obtaining of all necessary consents, approvals or waivers from third parties; provided, however, that the foregoing provisions of this Section 6.3(a) shall not require either (A) either Party to perform, satisfy or discharge any obligations of any other Party under this Agreement or otherwise, or (B) Seller or a Seller Party to expend any money other than for filing fees or expenses or de minimis costs or expenses or agree to any restrictions in order to obtain any consents or waivers.

(b)    To the extent permitted by applicable Law, each Party shall consult with the other Party with respect to, and provide any information reasonably requested by the other Party in connection with, all material filings made with any Governmental Authority in connection with this Agreement and the transactions contemplated hereby. If any Party or any of its Affiliates receives a request for information or documentary material from any Governmental Authority with respect to any of the transactions contemplated hereby, such Party shall endeavor in good faith to make, or cause to be made, as soon as reasonably practicable and, to the extent permitted by applicable Law, an appropriate response in compliance with such request, after consultation with the other Party.

(c)    On or prior to the Closing Date, Purchaser shall use commercially reasonable efforts to fulfill or obtain the fulfillment of the conditions precedent, and to take such other steps as may be necessary or advisable to cause, the consummation of the transactions contemplated by the Ventas Agreement to occur as promptly as practicable after the date of such agreement, including the execution and delivery of any documents, certificates, instruments or other papers that are reasonably required for the consummation of the transactions contemplated thereby.

(d)    Notwithstanding anything to the contrary contained in this Agreement, this Agreement shall not constitute an agreement to assign any Contract, Real Property Lease, Ventas Agreement, or License if an attempted assignment thereof, without consent of a third party thereto, would constitute a breach or other contravention thereof or in any way adversely affect the rights of Purchaser, any Purchaser Party or Purchaser Assignee, Seller, or any Seller Party. Seller will reasonably cooperate with Purchaser’s efforts to obtain the consent of the other parties to any Real Property Leases or Contracts to be assigned to Purchaser or a Purchaser Party or Purchaser Assignee as applicable. To the extent any Contracts are not assigned, each will be an Excluded Liability. Seller will use commercially reasonable efforts to obtain the consent of the other Parties to any such Real Property Leases for the assignment thereof to Purchaser or any Purchaser Party or Purchaser Assignee, as applicable.

(e)    Purchaser shall provide, and cause Purchaser Parties and OTA Transferees to provide, within fifteen (15) days after the Execution Date all documentation required or reasonably requested under any (i) relevant Real Property Leases, (ii) operating agreement and/or management agreement related to the Joint Venture Interests, and (iii) UPL Contracts, in order to obtain consent to assignment of all such Agreements within fifteen (15) days after the Execution Date. Purchaser shall cooperate with Seller on such consents and shall respond to any subsequent request for reasonable information in a timely fashion.

(f)    Purchaser and Seller shall use commercially reasonable efforts to obtain all approvals and authorizations, and make all filings for the transactions contemplated in this Agreement required under the HSR Act or any other antitrust Law with the initial filing, if any, to be made no later than fifteen (15) days after the Execution Date.

6.4    Announcement and Disclosure.

(a)    The Parties agree to consult with each other and provide the other party with the opportunity to review and comment prior to issuing any initial press release concerning this Agreement and the transactions contemplated hereby. Notwithstanding the foregoing, the Parties shall not be restricted from (i) making any public statements required by applicable Law, court process or the New

York Stock Exchange or the Nasdaq Stock Market, or (ii) issuing any subsequent press release or other public statement that is not inconsistent in any material respect with the initial press release issued by that Party in accordance with this Agreement, in each case under this clause (ii) to the extent such disclosure is still accurate.

(b)    Except as may be necessary to enforce this Agreement, or to comply with applicable Laws including securities Laws, for three (3) years after the last Closing, Seller shall (i) treat and hold as confidential any proprietary and confidential information of Seller related exclusively to the Purchased Assets or the Assumed Liabilities related to any Transferred Facility (collectively, “Confidential Information”), and (ii) refrain from using any of the Confidential Information except in connection with this Agreement. The term “Confidential Information” shall not include information that is or becomes generally available to the public by actions of Persons other than Seller or that pertains to any of the Excluded Assets or the Excluded Liabilities. If Seller is required to disclose any Confidential Information in order to comply with, or avoid violating, any applicable Law, Seller will use commercially reasonable efforts to provide Purchaser with prompt notice thereof to the extent legally permissible. With the exception of securities filings reasonably required of a public company like Seller’s indirect parent, to the extent legally permissible, Seller shall provide Purchaser, in advance of any such disclosure, with copies of any Confidential Information that Seller intends to disclose (and, if applicable, the text of the disclosure language itself) and shall reasonably cooperate with Purchaser, at Purchaser’s sole expense, if permitted by applicable Law, to the extent Purchaser may reasonably seek to limit such disclosure in a manner consistent with applicable Law.

(c)    Except as may be necessary to enforce this Agreement or any other Transaction Document, for three (3) years after the last Closing, Purchaser shall (i) treat and hold as confidential any proprietary and confidential information of Seller or any of its Affiliates that does not relate exclusively to the Purchased Assets or the Assumed Liabilities related to the Facility, including any proprietary and confidential information relating to any of the Excluded Assets or the Excluded Liabilities (collectively, “Seller Confidential Information”), and (ii) refrain from using any of Seller Confidential Information except in connection with this Agreement. The term “Seller Confidential Information” shall not include information that is or becomes generally available to the public by actions of Persons other than Purchaser or any of its Affiliates. If Purchaser is required to disclose any Seller Confidential Information in order to avoid violating any applicable Law, Purchaser will use commercially reasonable efforts to provide Seller with prompt notice thereof to the extent legally permissible. To the extent legally permissible and at Seller’s sole expense, Purchaser shall provide Seller, in advance of any such disclosure, with copies of any Seller Confidential Information that Purchaser intends to disclose (and, if applicable, the text of the disclosure language itself) and shall reasonably cooperate with Seller, at Seller’s sole expense, if permitted by applicable Law, to the extent Seller may reasonably seek to limit such disclosure in a manner consistent with applicable Law.

6.5    [Reserved].

6.6    [Reserved].

6.7    Efforts and Actions.

(a)    Each Party shall from time to time and without further consideration, before and after the Closing, execute such further instruments and take such other actions as any other Party hereto shall reasonably request for itself or on behalf of a third party, provided such requests (i) do not materially contravene any financing agreement or arrangement of a Party, and (ii) are solely in furtherance of its obligations set forth in any of the Transaction Documents and are wholly consistent therewith, to effectuate the purposes and terms set forth in the Transaction Documents and to provide for the orderly implementation of the Closing and, following the Closing, of the respective Parties’ rights and obligations as set forth in this Agreement.

(b)    Following the Execution Date, upon reasonable advance notice by Purchaser or an OTA Transferee, Seller shall permit reasonable access by Purchaser, each OTA Transferee and their respective representatives to seek to establish personal relationships with Persons who have business relations with the Business; provided, however, that except as contemplated by the Transaction Documents or permitted by Seller in writing, neither Purchaser nor any OTA Transferee shall have the right to amend or modify any agreements applicable to the operation of the Business at any Facility unless any such amendments or modifications are contingent on Closing regarding any applicable Facilities. Seller shall be entitled, if it so elects, to have a representative participate in any such discussions.

(c)    On and after the Execution Date, with reasonable coordination with and advance notice to Seller Parties, Purchaser and each OTA Transferee shall be entitled to visit the Facilities to assess operational needs for the operation of the Facilities after the Effective Time including, without limitation, information technology requirements. In addition, on and after the Execution Date, so long as there is not a disruption in information technology service to the Facilities, Purchaser’s information technology consultants may install data lines at the Facilities with reasonable advance notice and coordination with Seller. Purchaser shall indemnify and hold Seller and its Affiliates harmless from and against all Losses suffered or incurred as a result of any such access, and this obligation shall survive Closing.

(d)    On and after the Execution Date, so long as this Agreement has not been terminated, Seller shall provide Purchaser and each OTA Transferee, their officers, employees, members, agents, contractors, engineers, consultants, licensees and assignees (i) access to all the books, contracts, and other records of Seller and Seller Parties as they relate to the Facilities as Purchaser or an OTA Transferee may reasonably request, and (ii) access to the Facilities for the purpose of making any and all examinations and investigations of the Facilities as Purchaser and OTA Transferee may reasonably request. Seller shall be entitled, if it so elects, to have a representative present.

(e)    Seller and each Seller Party shall deliver to Purchaser, promptly after receipt of the same, copies of any survey reports, waivers of deficiencies, plans of correction and any other investigation reports issued with respect to the Business or a Facility between the Execution Date and the applicable Closing. Seller and each Seller Party, as applicable, shall notify Purchaser immediately upon the occurrence of any survey or investigation of any Facility, regardless of whether the applicable Governmental Authority has issued a formal report or finding (such notice may be done verbally by telephone if promptly followed by written notification).

(f)    Between the Execution Date and the applicable Closing, Seller and each Seller Party, as applicable, shall notify Purchaser of any Government Reimbursement Program recoupment claim or open Cost Report settlement proposal received from a Governmental Authority.

6.8    Overhead and Shared Services; National Contracts. Purchaser acknowledges that the Business currently benefits from the National Contracts and receives Overhead and Shared Services from Seller and its Affiliates. Purchaser further acknowledges that, as it relates to the operation of the Business at any Transferred Facility, all such benefits from the National Contracts and provision of Overhead and Shared Services shall cease, and any agreement by the Business with Seller or any of its Affiliates in respect to benefiting from the National Contracts or the provision of Overhead and Shared Services shall terminate, as of the Closing Date for such Transferred Facility. No Overhead and Shared Services shall be provided by Seller or any of its Affiliates to any Transferred Facility.

6.9    Risk of Loss; Casualty Loss; Condemnation.

(a)    If, between the date of this Agreement and the Closing, any of the Real Property included in the Purchased Assets related to a Facility shall be destroyed or damaged in whole or in part (other than damage that is of such a de minimis nature that it would not reasonably be expected to have any material effect on the use or value of the affected Facility) by fire, earthquake, flood, or other casualty (a “Casualty Loss”), Seller shall deliver notice of such Casualty Loss to Purchaser. If the repair of such Casualty Loss would, (i) in the reasonable determination (the “Repair Estimate”) of an engineer, architect or contractor selected by Seller and reasonably satisfactory to Purchaser or a major regional or national commercial real estate broker selected by Seller and reasonably satisfactory to Purchaser (“Estimator”), cost less than fifteen percent (15%) of the Purchase Price applicable to such Facility pursuant to the Purchase Price Allocation (the “Casualty Threshold”), and (ii) permit the applicable Facility to continue to be operated in substantially the same manner as immediately prior to the Casualty Loss, then Purchaser shall not have the right to terminate this Agreement with respect to such Facility as a result of such Casualty Loss and the Closing shall take place as provided herein, provided that Purchaser shall have the option of (x) taking such Facility as it is, together with the insurance proceeds, if any, or the right to receive the same, and the rights to any other claims arising as a result of the damage, and reducing the Purchase Price paid with respect to such Facility by the amount of any applicable deductible, or (y) electing to have Seller work with its insurance carrier to cause all necessary repairs to be completed in a manner reasonably satisfactory to Purchaser within forty-five (45) days of the date the Casualty Loss occurred.

(b)    If, between the date of this Agreement and the Closing, a Casualty Loss occurs and the Repair Estimate exceeds the Casualty Threshold, then Purchaser shall have the right to terminate this Agreement with respect to such Facility within twenty (20) days after Purchaser has received the Repair Estimate with respect to such Casualty Loss, or at the Closing, whichever is earlier, in which case such affected Facility shall not be transferred at the Closing, the Parties’ rights and obligations hereunder with respect thereto shall terminate with no further liability on the part of any Party (other than to the extent any rights and obligations are expressly stated in this Agreement to survive termination of this Agreement), and the Purchase Price shall be reduced by the amount set forth opposite such Facility on Schedule 2.5(b). If Purchaser does not elect to terminate this Agreement with respect to such Facility as set forth in this Section 6.9(b), then, at Purchaser’s option, either (i) the Closing shall take place as otherwise provided herein, with a reduction of the Purchase Price with respect to such Facility in the amount of the Repair Estimate, or (ii) Seller shall work with its insurance carrier to cause all necessary repairs to be completed in a manner reasonably satisfactory to Purchaser as soon as reasonably practicable after the date the damage occurred. If such repairs are not completed prior to the Closing Date, then the closing of the transaction with respect to such damaged Facility (the “Escrowed Damaged Facility”) shall occur after the Closing Date in accordance with the timing for closing Escrow Facilities set forth in Section 10.3 (the “Escrowed Damaged Facility Closing Date”), and the Purchase Price allocated to the Escrowed Damaged Facility will not be paid on the Closing Date but shall be paid on the date the Escrowed Damaged Facility Closing Date. Notwithstanding anything to the contrary in the foregoing, if the Escrowed Damaged Facility Closing Date does not occur on or prior to the Outside Date, then this Agreement will terminate with respect to the damaged Facility.

(c)    If, between the date of this Agreement and the Closing, any Condemnation is commenced with respect to any of the Real Property related to any Facility, Seller shall deliver notice of such Condemnation to Purchaser. If the Condemnation is of such a de minimis nature that it would, as reasonably determined by an Estimator selected in the manner set forth in Section 6.9(a), not reasonably be expected to have a material effect on the use or value of the affected Facility, then Purchaser shall not have the right to terminate this Agreement with respect to such Facility as a result of such Condemnation and the Closing shall take place as provided herein, without reduction of the Purchase Price, and Seller shall assign to Purchaser at the Closing all of Seller’s right, title and interest in and to all awards made in respect of such Condemnation and to pay over to Purchaser all amounts theretofore received by Seller (net of any reasonable out-of-pocket expenses) in connection with such Condemnation.

(d)    If, between the date of this Agreement and the Closing, any Condemnation is commenced with respect to all, or a portion of the Real Property that would, in the reasonable determination of the Estimator, reasonably be expected to have a material effect on the use or value of the affected Facility, then Purchaser shall have the right to terminate this Agreement with respect to such Facility within ten (10) days after Seller has given Purchaser notice that such Condemnation has commenced, or at the Closing, whichever is earlier, in which case such affected Facility shall not be transferred at the Closing and the Parties’ rights and obligations hereunder with respect thereto shall terminate with no further liability on the part of any Party (other than to the extent any rights and obligations are expressly stated in this Agreement to survive termination of this Agreement). If Purchaser does not elect to terminate this Agreement as set forth above, the Closing shall take place as provided herein, with a reduction of the Purchase Price with respect to such Facility in an amount the Estimator reasonably determines the value of the Facility has been impaired as a result of such Condemnation.

(e)    If, prior to the first scheduled Closing with respect to a Portfolio, the sum of (i) the aggregate loss, if any, reasonably determined by Estimator(s) to be represented by Casualty Losses and/or Condemnations suffered by Facilities within such Portfolio, plus (ii) the Transfer Value of any Escrow Facilities within such Portfolio (such sum, the “Aggregate Impacted Facilities Value”) is equal to or greater than fifteen percent (15%) of the Transfer Value of the Facilities in such Portfolio (the “Aggregate Impacted Facilities Threshold”), then (x) subject to Section 6.9(f) and in addition to any termination rights Purchaser may otherwise have under this Agreement with respect to such Portfolio or the individual Facilities therein, Purchaser shall have the right to terminate this Agreement with respect to such Portfolio, and (y) notwithstanding any provision of this Agreement to the contrary, Purchaser’s obligation to consummate a Closing with respect to each Facility in such Portfolio (including any Facility which that has not suffered any Casualty Loss and/or Condemnation and is not an Escrow Facility) shall be delayed until such time as the Aggregate Impacted Facilities Value for such Portfolio is less than the Aggregate Impacted Facilities Threshold for such Portfolio and the applicable Facility is otherwise eligible for Closing under this Agreement.

(f)    To the extent the Aggregate Impacted Facilities Value for a Portfolio that has exceeded the Aggregate Impacted Facilities Threshold includes the Transfer Value of one or more Escrow Facilities, Seller shall have a period of one hundred eighty (180) days from the date of the first scheduled Closing with respect to such Portfolio (the “Portfolio Escrow Cure Period”) to bring such Escrow Facilities into compliance. With respect to such a Portfolio, Purchaser’s termination right under Section 6.9(e)(x) shall arise upon the expiration of the Portfolio Escrow Cure Period only if the Aggregate Impacted Facilities Value for such Portfolio still exceeds the Aggregate Impacted Facilities Threshold as a result of Facilities within such Portfolio continuing to be Escrow Facilities.

6.10    Title and Survey Matters; Estoppel Certificates.

(a)    Seller has delivered to Purchaser the title insurance commitments (the “First American Title Reports”) for all of the Real Property, issued by First American Title. Purchaser has obtained from Madison Title Agency, LLC or, solely with respect to the Facilities located in the State of Ohio, Riverside Abstract (in each case, in such capacity, “Title Company”) title insurance commitments (“Title Reports”) and, at Closing, Purchaser shall cause Title Company to issue standard form owner’s policies of title insurance with respect to each parcel of Real Property; Seller will cooperate therewith. Purchaser shall cause Title Company to use commercially reasonable efforts to deliver a copy of each exception document to which reference is made in the Title Reports; Seller will cooperate therewith. In the case of parcels of Owned Real Property and owned (as opposed to leased) Ventas Property, such policies shall be standard ALTA Form 2006 owner’s policies in the full amount of that portion of the Purchase Price allocated to each such parcel of Owned Real Property, insuring good and marketable fee title thereto (expressly including all easements and other appurtenances). Purchaser may coordinate with Title Company to have the standard exceptions deleted, if available; Seller will cooperate therewith.

Purchaser shall be responsible for the cost of any extended coverage to any final title policy. Seller shall not be obligated to provide leasehold policies for any Leased Real Property or the Ventas Property, provided, however, that this sentence shall not be deemed to relieve Seller of any cooperation obligation otherwise set forth herein. The title policies for the Owned Real Property shall be subject only to the Permitted Encumbrances. Purchaser may request such endorsements to the title policies, at Purchaser’s sole cost and expense.

(b)    Prior to the Closing, Purchaser may order updates or continuations of, and supplements to, the Title Reports (each a “Title Update”) for any Real Property, at Purchaser’s sole cost. Purchaser shall instruct Title Company to simultaneously deliver directly to Purchaser and Seller copies of each Title Update (including tax and departmental searches) ordered by Purchaser or otherwise issued by Title Company, at Purchaser’s cost, and copies of all underlying documentation referenced as an exception in such Title Update as soon as and if reasonably available.

(c)    Purchaser shall have the right to deliver one or more written notices to the Title Updates (each, a “Title Objection Notice”) to Seller objecting to any items contained in the Title Updates or a Title Update which are not Permitted Encumbrances and which would materially interfere with the use or occupancy of the affected property or materially and adversely affect the value of the affected property if not removed or otherwise cured, such Title Objection Notice to be delivered prior to the earlier of (i) within ten (10) days after Purchaser’s receipt of such Title Update, and (ii) twenty (20) days prior to the Closing Date. Failure of Purchaser to provide a Title Objection Notice within such period (or to include any such matters in a timely delivered and valid Title Objection Notice) shall be deemed Purchaser’s approval of all items contained in such Title Update. All such items that are not objected to by Purchaser in a timely delivered and valid Title Objection Notice shall be deemed to be Permitted Encumbrances and the Purchase Price shall not be reduced. Seller shall use commercially reasonable efforts and expend such amounts as it deems appropriate in its commercially reasonable discretion to remove or cure prior to the Closing any title exceptions that are not Permitted Encumbrances to which Purchaser properly and timely objects to in the Title Objection Notice (which cure may, at Seller’s election, involve obtaining, at Seller’s expense, title insurance from Title Company acceptable to Purchaser insuring against the effect of such exceptions). Seller shall not have any obligation to remove or cure any such exceptions or pay any amounts to cure or remove the same except that Seller shall be obligated to cure or remove any exceptions created by, through or under Seller after the date of this Agreement and otherwise not agreed to by Purchaser. Seller shall notify Purchaser in writing within seven (7) days after receipt of notice from Purchaser regarding such exceptions whether Seller elects to attempt to remove or cure any such exceptions, and Seller’s failure to deliver such notice in a timely manner shall be deemed an election by Seller not to remove or cure such exceptions. If Seller notifies Purchaser that Seller has elected to remove or cure any such exceptions and the removal or cure cannot be completed by the Closing, then the Facility shall become an Escrow Facility. If Seller notifies Purchaser that Seller has elected not to remove or cure any such exceptions (or is deemed to have elected not to remove or cure such exceptions), then Purchaser shall notify Seller within seven (7) days after receipt of such notice (or date of deemed election, as applicable) whether Purchaser elects to proceed to the Closing for such Facility, taking title subject to such exceptions, or not to proceed to the Closing for such Facility, in which case the Parties shall be relieved of any further obligations hereunder with respect to such Facility. Failure of Purchaser to provide such notice in a timely manner shall be deemed an election by Purchaser to proceed to the Closing for such Facility. If Purchaser elects (or is deemed to have elected) to take title subject to any such exceptions under this Section 6.10, such exceptions shall become Permitted Encumbrances and the Purchase Price shall not be reduced.

(d)    Purchaser shall be responsible for the costs of any Title Updates, new or updated surveys and title insurance policies obtained by Purchaser.

(e)    Purchaser may elect to obtain, at Purchaser’s expense, to the extent available, surveys of each parcel of Real Property prepared in accordance with the Minimum Standard Detail Requirements for ALTA/ NSPS Land Title Surveys, jointly established and adopted by ALTA and NSPS in 2016, which includes Items 2, 3, 4, 6(a), 6(b), 7(a), 7(b)(1), 8, 9, 10, 11 and 19 of Table A thereof (and for vacant parcels, includes Item 5 of Table A), certified to Purchaser and Title Company, each dated no more than thirty (30) calendar days prior to the Closing and each detailing, among other things, the legal description, perimeter boundaries, all improvements located thereon, all easements and encroachments, rights-of-way, utilities rights and other matters (whether above or below ground) encumbering or affecting each such parcel of Real Property and such other matters as Purchaser or Title Company reasonably request, each containing a surveyor certificate reasonably acceptable to Purchaser and Title Company, and each prepared by a registered land surveyor reasonably satisfactory to Purchaser licensed to practice in the jurisdiction in which the parcel of Real Property is located. In the event any survey discloses any matters which would materially interfere with the use or occupancy of the affected property or materially and adversely affect the value of the affected property if not removed or otherwise cured, then subject to Section 6.10(g) Purchaser may include such matter(s) in a Title Objection Notice and the provisions of Section 6.10(c) shall apply.

(f)    Purchaser may elect to obtain, at Purchaser’s expense, engineering and property condition inspection reports satisfactory to Purchaser for each parcel of Real Property, as well as any environmental site assessments, each dated no more than thirty (30) days prior to the Closing and each prepared by an engineering and property condition consultant of national or regional reputation reasonably satisfactory to Purchaser. Purchaser may elect to obtain, at Purchaser’s expense, zoning compliance reports satisfactory to Purchaser for each parcel of Real Property, each dated no more than thirty (30) days prior to the Closing and each prepared by a zoning consultant of national or regional reputation reasonably satisfactory to Purchaser. In the event any report discloses any matters which would materially interfere with the use or occupancy of the affected property or materially and adversely affect the value of the affected property if not removed or otherwise cured, then subject to Section 6.10(g) Purchaser may include such matter(s) in a Title Objection Notice and the provisions of Section 6.10(c) shall apply.

(g)    Real Estate Challenges and Required Repairs.

(i)    As of the Execution Date, Purchaser acknowledges that it has completed all due diligence regarding real estate matters (including without limitation, title, survey, real estate, zoning, and environmental) to Purchaser’s satisfaction, and Purchaser’s rights to challenge any issues related to real estate (including without limitation in Section 6.10(e) and Section 6.10(f)) are limited to changes to the real estate having occurred between the Execution Date and the Closing Date, except for those matters specifically set forth on Schedule 6.10(g)(i) or as otherwise provided in Section 6.10(g)(ii).

(ii)    Seller shall use commercially reasonable efforts to cause each of the matters listed on Schedule 6.10(g)(ii) to be satisfied, resolved, remediated, removed or released, as applicable, to Purchaser’s reasonable satisfaction prior to Closing (the “Required Repairs”). Seller shall provide written notice to Purchaser when a Required Repair has been completed, and Purchaser and its representatives shall have the right to access each parcel of Real Property at least five (5) days prior to Closing to confirm that such Required Repairs have been completed. In the event that Seller does not complete the Required Repairs regarding any Facility prior to Closing on that Facility despite its commercially reasonable efforts, Seller shall not be in breach of this provision so long as Seller provides a credit to the Purchase Price in the reasonable amount of the remaining Required Repairs for such Facility.

(h)    If any of the Real Property Leases require Landlord to provide an estoppel and/or a nondisturbance agreement, then Seller shall use commercially reasonable efforts to obtain said estoppels and/or nondisturbance agreements in the form prescribed by the Real Property Leases. Seller shall include (but cannot promise to obtain) customary estoppel and nondisturbance language in the initial draft of each document requesting consent to an assignment of a Real Property Lease. In the event that any Landlord does not provide a customary estoppel, Seller shall provide a tenant estoppel in a form reasonably satisfactory to Purchaser.

(i)    With respect to the lease of the Facility located in Indian Creek, Indiana, Seller shall provide the written consent of the landlord under such lease to a leasehold mortgage to be placed upon the tenant’s interest under such lease, which consent shall be in form and substance reasonably acceptable to Purchaser and its Financing Source.

6.11    Lien Release. Seller shall (a) deliver to Purchaser no later than three (3) Business Days prior to the Closing, customary lien terminations (including UCC-3 financing statements), releases, and instruments of discharge (including mortgage releases, if applicable) with respect to all Encumbrances relating to the Credit Agreement and all other Encumbrances on the applicable Transferred Facility and the related Purchased Assets that are not Permitted Encumbrances, and (b) consummate on or prior to the Closing Date, the Seller Encumbrance Release Transactions with respect to the applicable Transferred Facility and the related Purchased Assets.

6.12    Lease Guaranties. Purchaser will cooperate with Seller and use its commercially reasonable efforts to assist Seller in obtaining a full and unconditional release of those Lease Guaranties set forth on Schedule 6.12, from and after the Closing Date, which obligations of Purchaser shall include, providing a replacement guaranty by Purchaser or any of its Affiliates for the benefit of the landlord under the applicable Real Property Lease in form and substance reasonably acceptable to Purchaser which such replacement guaranty shall only apply to matters accruing from and after the Closing Date. If a full and unconditional release of any such Lease Guaranties is not obtained and any such Lease Guaranties remain outstanding following the Closing for any reason (regardless of whether or not Purchaser has complied with its obligations under this Section 6.12), then Purchaser shall indemnify and hold harmless Seller and its Affiliates from and against all Losses suffered or incurred following the Closing in connection with such Lease Guaranties as an Assumed Liability pursuant to Section 9.3(c), provided that Purchaser may assign any such Lease Guaranty obligation to a creditworthy successor in interest subject to the prior written consent of Seller (not to be unreasonably withheld, conditioned or delayed). Furthermore, to the extent that Seller or an Affiliate remains liable under a Real Property Lease following the Closing Date, unless and until Seller or such affiliate receives a full and unconditional release from such liability from the landlord thereunder for matters accruing from and after the Closing Date (which matters, for the avoidance of doubt, constitute Assumed Liabilities hereunder), Purchaser and its affiliates shall not amend, modify, or extend the obligations of tenant under such Real Property Lease in any manner that increases the liability or contingent liability of Seller or its affiliates thereunder or in any way transfer such Real Property Lease to a party other than an Affiliate without securing such release.

6.13    [Reserved].

6.14    [Reserved].

6.15    Purchaser’s Financing.

(a)    Unless, and to the extent, Purchaser has sufficient cash from other sources (including by reason of a capital market or other financing transaction) available to satisfy its obligations under this Agreement, from and after the execution of this Agreement, Purchaser shall use its reasonable best efforts to arrange the Financing.

(b)    Unless, and to the extent, Purchaser has sufficient cash from other sources (including by reason of a capital market or other financing transaction) available to satisfy its obligations under this Agreement, Purchaser shall use its reasonable best efforts to negotiate and enter into one or more commitment letters and definitive agreements with respect to the Financing.

(c)    Without limiting the generality of the foregoing, Purchaser shall give Seller reasonably prompt notice if for any reason Purchaser believes in good faith that it will not be able to obtain all or any portion of the Financing required to consummate the transactions contemplated by this Agreement.

(d)    Unless and to the extent Purchaser has sufficient cash from other sources (including by reason of a capital market or other financing transaction) available to satisfy its obligations under this Agreement, in the event any portion of the Financing becomes unavailable, Purchaser shall use its reasonable best efforts to, as promptly as practicable, arrange alternative debt financing from the same or alternative sources in an amount sufficient to consummate the transactions contemplated by this Agreement, following the occurrence of such event.

(e)    Neither the obtaining of the Financing, any alternative debt financing from the same or alternative sources or a refinancing transaction, nor the completion of any issuance of securities contemplated by the Financing, is a condition to the Closing.

6.16    Financing Cooperation.

(a)    Seller shall use commercially reasonable efforts to provide, and to cause its Affiliates and their respective representatives to (i) provide as promptly as reasonably practicable (1) such information as may be reasonably requested by Purchaser to facilitate the pledging by Purchaser of, and granting, recording and perfection of security interests in, collateral constituting Purchased Assets, and to facilitate Purchaser’s ability to obtain, at Purchaser’s cost, surveys and title insurance for the benefit of a Financing Source, and (2) other information (financial or otherwise) relating to the Business and/or the Purchased Assets as may be reasonably requested by Purchaser and/or Financing Sources, which information may include information to be used by Purchaser in the preparation of an information package regarding the business, operations, financial projections and prospects of the Business and/or the Purchased Assets as customary or reasonably necessary for the completion of such Financing and/or to prepare customary offering or information documents to be used by Purchaser for the completion of the Financing; (ii) cooperate with the marketing efforts of Purchaser and the Financing Sources, including participating in a reasonable number of meetings and due diligence sessions, at times and at locations reasonably acceptable to Seller; (iii) make available upon reasonable notice, personnel with appropriate seniority and expertise relating to Seller, the Business and/or the Purchased Assets, in each case, as may be reasonably requested by Purchaser, or as may be reasonably requested by the Financing Sources; (iv) subject to satisfactory confidentiality and limitation of use provisions, provide authorization letters acceptable to Seller to the Financing Sources authorizing the distribution of specified information to prospective lenders or investors; (v) subject to any contractual agreement in effect, obtain any applicable customary payoff letters and instruments of discharge to be delivered at the Closing(s); and (vi) subject to any contractual agreement in effect, execute and deliver any pledge and security documents (including mortgages), other definitive financing documents, or other certificates or documents as may be reasonably requested by Purchaser (including a certificate of the chief financial officer of Seller or one or more of its Subsidiaries with respect to solvency matters) related to the Purchased Assets; provided that (A) none of Seller nor any of its Affiliates shall be required to take any action that would be prohibited by any applicable Law, (B) no obligations of Seller or any of its Affiliates under any certificate, contract, or other document or instrument delivered pursuant to this Section 6.16 shall be effective until the Closing Date, and none of Seller nor any of its Affiliates shall be required to take any action pursuant to this Section 6.16 under any certificate, contract, or other document or instrument that is not contingent upon the

Closing or that would be effective prior to the Closing Date, (C) any requested cooperation shall not interfere with the ongoing operations of Seller and its Affiliates or their financing, (D) Seller and its Affiliates shall not be deemed to be in breach of this Section 6.16(a) unless a court of competent jurisdiction has determined by final and non-appealable judgment that a Financing was not consummated solely due to the failure of Seller and its Affiliates to comply with this Section 6.16(a), and (E) for the avoidance of doubt, it is hereby understood and agreed that neither the obtaining of the Financing, any alternative debt financing from the same or alternative sources or a refinancing transaction, nor the completion of any issuance of securities contemplated by the Financing, is a condition to the Closing.

(b)    Seller shall, and shall cause its Affiliates to, execute and deliver such documents, and take such actions, as may be necessary or reasonably requested by Purchaser to facilitate the consummation of each Seller Encumbrance Release Transaction.

(c)    Purchaser shall, promptly upon request by Seller accompanied by a reasonably detailed invoice, reimburse Seller for all reasonable and documented out-of-pocket costs and expenses (including reasonable attorneys’ fees) incurred by Seller or any of its Affiliates in satisfying its obligations under Section 6.16.

6.17    Reverse 1031. Seller is aware that that certain Purchaser Assignees intend to perform an IRC Section 1031 tax-deferred exchange (the “Exchange”), and each Purchaser Assignee reserves the right to include the transactions contemplated by this Agreement by and through an assignment of such Purchaser Assignee’s rights, as part of an Exchange for the benefit of Assignee, at no cost, expense or liability to Seller or Purchaser. Seller agrees to execute any and all documents as are reasonably necessary in connection therewith, provided that the Closing with respect to the applicable Real Property shall not be contingent upon or subject to the completion of such an Exchange. Seller agrees to cooperate with any such Purchaser Assignee in such an exchange, and in return, Purchaser Assignees agree to hold Seller and Purchaser harmless from any and all claims, costs or liabilities resulting from such an Exchange. Seller agrees and consents to partial assignments of this Agreement to any qualified intermediary by one or more Purchaser Assignees in connection with an Exchange.

ARTICLE VII

CLOSING CONDITIONS

7.1    Conditions to Obligations of Each Party to Consummate Transactions on the Closing Date.

(a)    The respective obligations of Seller, on the one hand, and Purchaser, on the other hand, to consummate the transactions contemplated hereby at the applicable Closing shall be subject to the satisfaction at or prior to the applicable Closing Date of each of the following conditions (any of which conditions may be waived by the mutual written agreement of Seller, on the one hand, and Purchaser, on the other hand, in whole or in part):

(i)    there shall be no Order in effect expressly precluding consummation of the Closing with respect to the applicable Transferred Facilities;

(ii)    with respect to the applicable Transferred Facilities, the approvals of the counterparties thereto shall have been obtained for any (A) relevant Real Property Leases, (B) operating agreement and/or management agreement related to the Joint Venture Interests, and (C) UPL Contracts;

(iii)    with respect to each Ventas Property that is a Transferred Facility for such Closing, (A)(1) Ventas shall have executed the applicable Ventas Agreement for such Ventas Property and performed its obligations under such Ventas Agreement, including the transfer of the applicable Ventas Property to Purchaser pursuant to the transfer instruments contemplated in such Ventas Agreement, or (2) Seller shall have otherwise caused the Ventas Property to be transferred to Purchaser, and (B) if such Ventas Property is ground leased by Ventas or its Affiliates, the ground lessor shall have consented to such transfer if such consent is required under the applicable ground lease; and

(iv)    to the extent required by applicable Law, any waiting period (and any extensions thereof) under the HSR Act shall have expired or have been terminated.

(b)    The obligations of Purchaser to consummate the transactions contemplated hereby at the Closing also shall be subject to the satisfaction at or prior to the Closing Date or waiver by Purchaser in Purchaser’s sole discretion, of each of the following conditions:

(i)    all the representations and warranties of Seller contained in this Agreement shall be true and correct in all material respects as of the Closing Date, with the same effect as though such representations and warranties had been made on and as of the Closing Date (except to the extent expressly made as of an earlier date, in which case as of such earlier date), except where the failure to be true and correct would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect;

(ii)    all of the covenants of Seller contained in this Agreement to be performed by Seller on or before the Closing Date with respect to the Transferred Facilities being transferred at the Closing shall have been performed in all material respects on or before the Closing;

(iii)    Seller shall have delivered to Purchaser a certificate of a duly authorized officer of Seller dated as of the Closing Date stating that the conditions specified in Sections 7.1(b)(i) and 7.1(b)(ii) have been satisfied;

(iv)    With respect to the transactions contemplated hereby at the Closing related to the California Portfolio, no Material Adverse Effect shall have occurred with respect to the California Portfolio;

(v)    With respect to the transactions contemplated hereby at the Closing related to the Indiana Portfolio, no Material Adverse Effect shall have occurred with respect to the Indiana Portfolio;

(vi)    With respect to the transactions contemplated hereby at the Closing related to the Facilities, taken as a whole, but excluding those Facilities within the California Portfolio or the Indiana Portfolio, no Material Adverse Effect shall have occurred with respect to such Facilities, taken as a whole, but excluding the California Portfolio and the Indiana Portfolio;

(vii)    Seller shall have executed and delivered, as applicable (A) Bills of Sale and Assignment and Assumption Agreements in the form attached hereto as Exhibit F (each, a “Bill of Sale and Assignment and Assumption Agreement”); (B) Lease Assignment and Assumption Agreements in the form attached hereto as Exhibit G (each, a “Lease Assignment and Assumption Agreement”), in each case with respect to the Purchased Assets being transferred at the Closing; (C) deeds in the forms attached hereto as Exhibit H (the “Deeds”) with respect to any Owned Real Property identified on Exhibit D as being related to the Transferred Facilities being transferred at the Closing; and (D) an OTA in substantially the applicable form attached hereto as Exhibit 7.1(b)(vii)-1; and (E) except where prohibited by Law, an Interim Management Agreement and Interim Sublease in substantially the forms attached hereto as Exhibit 7.1(b)(vii)-2 and Exhibit 7.1(b)(vii)-3, respectively, with each OTA Transferee unless the failure to execute and deliver such agreements was caused by the breach of OTA Transferee under such agreements or the failure of OTA Transferee and Purchaser to satisfy the closing conditions set forth in Section 7.1(c)(v);

(viii)    Seller shall have consummated, or contemporaneously will consummate, as the case may be, each Seller Encumbrance Release Transaction;

(ix)    Title Company shall have delivered to Purchaser good and valid title insurance policies (or irrevocable “marked-up” title insurance commitments equivalent to title insurance policies) for each Real Property, dated as of the Closing Date, including such affidavits, certificates, indemnities, resolutions, agreements or other deliverables as may be reasonably required by Title Company in connection with the same;

(x)    Seller shall have delivered to Purchaser the required estoppels, nondisturbance agreements and consents to assignments referenced in Section 6.10(h);

(xi)    With respect to the Facilities referenced in the term sheet attached hereto as Exhibit 7.1(b)(xi), definitive amendments, agreements and other actions substantially in accordance with the term sheet attached hereto as Exhibit 7.1(b)(xi) shall have been executed, delivered and/or completed, as applicable; and

(xii)    With respect to the Facilities in the Indiana Portfolio which are subject to a UPL Program, definitive amendments, agreements and other actions substantially in accordance with Exhibit 7.1(b)(xii) shall have been executed, delivered and/or completed, as applicable.

(c)    The obligations of Seller to consummate the transactions contemplated hereby at the Closing also shall be subject to the satisfaction at or prior to the Closing Date or waiver by Seller in Seller’s sole discretion, of each of the following conditions:

(i)    all the representations and warranties of Purchaser contained in this Agreement shall be true and correct in all material respects as of the Closing Date with the same effect as though such representations and warranties had been made on and as of the Closing Date (except to the extent expressly made as of an earlier date, in which case as of such earlier date);

(ii)    all of the covenants of Purchaser contained in this Agreement to be performed by Purchaser on or before the Closing Date shall have been performed in all material respects on or before the Closing Date;

(iii)    Purchaser shall have delivered to Seller a certificate of a duly authorized officer of Purchaser dated as of the Closing Date stating that the conditions specified in Section 7.1(c)(i) and Section 7.1(c)(ii) have been satisfied;

(iv)    Purchaser shall have executed and delivered the Bill of Sale and Assignment and Assumption Agreement and the Lease Assignment and Assumption Agreement described in Section 7.1(b)(iv), in each case with respect to the Purchased Assets being transferred at the Closing;

(v)    Purchaser shall have either (A) caused the applicable OTA Transferee to, on or before the applicable Closing Date, receive all necessary Licenses consents, approvals, waivers, Orders and authorizations from Governmental Authorities (or shall have obtained such oral or written assurances from the Government Authority, in form and substance reasonably acceptable to Purchaser and such OTA Transferee, that a License to operate has been or will be issued by the applicable Government Authority effective as of the Initial Effective Time) and make all necessary registrations, declarations and filings with Governmental Authorities in order to consummate the transactions contemplated under the applicable OTAs, or (B) except where prohibited by Law, caused the applicable OTA Transferee to enter into an Interim Management Agreement pursuant to Section 3.1(c);

(vi)    either (A) Seller shall have received a release in accordance with Section 6.12 of any Lease Guaranties provided by Seller or any Seller Party with respect to the Transferred Facilities being transferred at the Closing, or (B) Purchaser shall, in accordance with Section 6.12, indemnify and hold harmless Seller with respect to any unreleased Lease Guaranties;

(vii)    Purchaser shall have delivered to Seller by wire transfer of immediately available funds the Purchase Price allocable to the Transferred Facilities being transferred at the Closing in accordance with Section 2.5;

(viii)    Unless waived in Seller’s sole discretion, on the Initial Closing Date, the Transfer Value of the Transferred Facilities is not less than the Initial Closing Threshold; and

(ix)    Purchaser, the applicable OTA Transferee or the applicable Purchaser Assignee shall have executed and delivered, as applicable (A) Bills of Sale and Assignment and Assumption Agreements; (B) Lease Assignment and Assumption Agreements, in each case with respect to the Purchased Assets being transferred at the Closing; (C) an OTA in substantially the applicable form attached hereto as Exhibit 7.1(b)(vii)-1 with respect to each Transferred Facility and (D) where applicable and except where prohibited by Law, an Interim Management Agreement and Interim Sublease in substantially the forms attached hereto as Exhibit 7.1(b)(vii)-2 and Exhibit 7.1(b)(vii)-3, respectively, with Seller unless the failure to execute and deliver such agreements was caused by the material breach of this Agreement by Seller or Seller’s failure to satisfy the closing conditions set forth in Section 7.1(b).

ARTICLE VIII

POST-CLOSING RIGHTS AND OBLIGATIONS

8.1    Assumed Liabilities; Excluded Liabilities. After the Closing, Purchaser shall duly and timely pay and perform all of the Assumed Liabilities in the ordinary course of business as they become due. After the Closing, Seller shall duly and timely pay and perform all of the Excluded Liabilities in the ordinary course of business as they become due.

ARTICLE IX

INDEMNIFICATION

9.1    Survival of Representations, Warranties and Covenants. All representations, warranties, pre-Closing covenants and obligations of Seller, including with respect to any Transferred Facility, on the one hand, and Purchaser, on the other hand, contained in this Agreement or in any document to be executed and delivered pursuant to this Agreement at the Closing (each, a “Closing Document”) shall survive the Closing for such Facility for eighteen (18) months and automatically terminate thereafter without any action on the part of any Party hereto; provided, however, that (a) the representations and warranties set forth in Sections 4.1 (Corporate), 4.5 (Title to Purchased Assets; Absence of Encumbrances), 4.14 (Brokers and Finders), 5.1 (Corporate), and 5.3 (Brokers and Finders) shall survive indefinitely after the Closing for such Facility; (b) the representations and warranties set forth in Section 4.3 (Taxes) shall survive until thirty (30) days after the expiration of the statute of limitations period (including all extensions thereof) applicable to the underlying subject matter being represented; and (c) the representations and warranties set forth in Section 4.12 shall survive until the three year anniversary of the Closing Date for such Facility. The representations and warranties contained in Sections 4.1, 4.3, 4.5, 4.14, 5.1, and 5.3 are sometimes collectively referred to herein as the “Fundamental Representations.” Except as otherwise set out in this Agreement, post-Closing covenants and obligations of the Parties shall survive the Closing Date for such Facility for three (3) years and automatically terminate without any action on the part of any Party hereto; provided, however, that (a) non-monetary obligations for access and/or retention of records, confidentiality, general cooperation, delivery of property received belonging to the other Party, and further assurances, shall survive for the Closing Date for such Transferred Facility for the period of the statute of limitations or the specific period set forth herein; (b) Purchaser’s obligations with respect to Assumed Liabilities will survive the Closing Date for such Transferred Facility until thirty (30) days after the expiration of the statute of limitations period (including all extensions thereof) applicable for such Assumed Liability; and (c) Seller’s obligations with respect to Excluded Liabilities will survive the Closing Date for such Transferred Facility until thirty (30) days after the expiration of the statute of limitations period (including all extensions thereof) applicable for such Excluded Liability. Notwithstanding the foregoing, any covenant, obligation, representation or warranty in respect of which indemnity may be sought hereunder shall survive the time at which it would otherwise terminate pursuant to this Section 9.1 (such time, the “Expiration Date”) if a Notice of Indemnification shall have been given to the applicable Indemnifying Party on or before the applicable Expiration Date; provided, however, that such survival shall automatically expire if Indemnified Party does not bring a judicial action against Indemnifying Party within one hundred eighty (180) days following the Expiration Date, and further, in the absence of the filing of such an action, the Escrow shall be released one hundred eighty (180) days after the three-year anniversary of the Initial Closing Date.

9.2    Indemnification by Seller. Subject to Section 9.1 and any cure periods set forth in this Agreement, Seller or its successors and assigns, as applicable, shall indemnify and hold harmless Purchaser, its successors and assigns (including the respective Purchaser Parties and Purchaser Assignees), each OTA Transferee and its successors and assigns, and their respective Affiliates (collectively, “Purchaser Indemnified Parties”) from and against any Loss incurred or suffered by such Purchaser Indemnified Party arising out of or resulting from:

(a)    a breach of any representation or warranty made by Seller in this Agreement or any other Transaction Document;

(b)    a failure by Seller to perform or comply with the covenants on the part of Seller set forth in this Agreement or any other Transaction Document; and

(c)    any Excluded Liability, and any obligations arising with respect to a Purchased Asset prior to the Closing Date.

9.3    Indemnification by Purchaser. Subject to Section 9.1 and any cure periods set forth in this Agreement, Purchaser or its successors and assigns, as applicable, shall indemnify and hold harmless Seller and its Affiliates (“Seller Indemnified Parties”), from and against any Loss incurred or suffered by such Seller Indemnified Party arising out of or resulting from:

(a)    a breach of any representation or warranty made by Purchaser in this Agreement or any other Transaction Document;

(b)    a failure by Purchaser to perform or comply with any covenant of Purchaser in this Agreement or any other Transaction Document; and

(c)    any Assumed Liability, and any obligations arising with respect to a Purchased Asset from and after the Closing Date.

9.4    Indemnification Limitations.

(a)    Notwithstanding Section 9.2, if the Closing occurs:

(i)    an Indemnifying Party shall not have any obligation to indemnify an Indemnified Party with respect to a Facility whatsoever from and against any Loss pursuant to Section 9.2(a) or 9.3(a) unless and until the aggregate claims for such Losses with respect to such Facility (and with respect to any Purchaser Indemnified Party, combined with claims for Losses by the applicable OTA Transferee for breaches of Seller’s representations and warranties under the applicable OTA with respect to such Facility) exceed Fifty Thousand Dollars ($50,000.00) (the “Indemnification Threshold”), at which time Indemnified Parties shall be entitled to recover all such Losses greater than the Indemnification Threshold, subject to the Indemnification Cap; and

(ii)    Indemnified Parties shall not be entitled to recover Losses pursuant to Section 9.2(a) or Section 9.3(a) for an aggregate amount (and with respect to the Purchaser Indemnified Parties, combined with the aggregate amount of Losses recovered by the OTA Transferees for breaches of Seller’s representations and warranties under the OTAs in excess of Twelve-and-One Half Percent (12.5%) of the Transfer Value of Facilities that become Transferred Facilities (the “Indemnification Cap”); provided, however, that claims for breach of any of the Fundamental Representations shall not be subject to the limits set forth in Section 9.4(a)(i) and this Section 9.4(a)(ii) and shall not be included in the determination of whether the limit in clause (ii) has been reached. The Indemnification Cap shall be allocated among the Facilities as set forth on Schedule 9.4(a)(ii). Notwithstanding the limitations on indemnification set forth in Section 9.1 and this Section 9.4, such limitations shall not apply to any claim against Seller for fraud. For all purposes of this Article IX, when determining the amount of the Losses arising out of or resulting from a breach of a representation or warranty of Seller or Purchaser, any material adverse effect or other materiality qualifier contained in any such representation or warranty will be disregarded.

(b)    Any Losses for which any Indemnified Party would be entitled to indemnification under this Article IX shall be reduced by the amount of insurance proceeds actually received or recovered under any insurance policies for the benefit of such Indemnified Party (including any title policies) and any cash payments, setoffs or recoupment of any payments actually recovered by such Indemnified Party in respect of such Losses. Each Indemnified Party shall use commercially reasonable efforts to mitigate losses for which such Indemnified Party is subject to indemnification under this Article IX. Notwithstanding anything to the contrary in the previous Section, if an Indemnified Party believes that coverage for Losses is likely to be available under title policies, such Indemnified Party shall use commercially reasonable efforts to pursue any insurance proceeds available to such Indemnified Party pursuant to any title policies. If, after Indemnifying Party has made an indemnification payment to an Indemnified Party with respect to Losses in satisfaction of its obligations under this Article IX, Indemnified Party actually recovers from any third parties amounts in respect of such Losses, Indemnified Party shall as promptly as practicable forward to Indemnifying Party such amounts, but not in excess of the indemnification payment received by Indemnified Party. Seller shall have no obligation to indemnify (whether under this Article or otherwise) both (i) Purchaser, or a Purchaser Party or an assignee of Purchaser, and (ii) an OTA Transferee, with respect to any single Loss and shall not be required to pay duplicative damages. Further, Seller shall not owe obligations to more than one of the Purchaser Indemnified Parties with respect to any single Loss and shall not be required to pay duplicative damages. For avoidance of doubt, multiple Purchaser Indemnified Parties could incur separate Losses (i.e., not a “single Loss”) from the same matter for which indemnification is being sought.

(c)    Any indemnification payments made pursuant to this Agreement shall be treated as an adjustment to the Purchase Price (as determined for U.S. federal income tax purposes) and shall be reflected as an adjustment to the consideration allocated to a specific asset, if any, giving rise to the adjustment and if any such adjustment does not relate to a specific asset, such adjustment shall be allocated in accordance with the allocation principles set forth in Section 2.6. In the event of a claim under this Section, a Party shall have a duty to mitigate its Losses.

9.5    Assumption of Defense. An Indemnified Party shall promptly give notice (each, a “Notice of Indemnification”) to each Indemnifying Party after obtaining knowledge of any matter as to which recovery may be sought against such Indemnifying Party because of the indemnity set forth above, and, if such indemnity shall arise from the claim of a third party and Indemnifying Party provides written notice to Indemnified Party stating that Indemnifying Party is responsible for the entire claim within ten (10) days after Indemnifying Party’s receipt of the applicable Notice of Indemnification, shall permit such Indemnifying Party to assume the defense of any such claim or any proceeding resulting from such claim; provided, however, that failure to give any such Notice of Indemnification promptly shall not affect the indemnification provided under this Article IX, except and only to the extent such Indemnifying Party shall have been actually prejudiced as a result of such failure or if such Notice of Indemnification is not given to Indemnifying Party prior the applicable Expiration Date. If an Indemnifying Party assumes the defense of such third party claim, such Indemnifying Party shall have full and complete control over the conduct of such proceeding on behalf of Indemnified Party and shall, subject to the provisions of this Section 9.5, have the right to decide all matters of procedure, strategy, substance and settlement relating to such proceeding; provided, further, however, that any counsel chosen by such Indemnifying Party to conduct such defense shall be reasonably satisfactory to Indemnified Party; and provided, further, however, that Indemnifying Party shall not without the written consent of Indemnified Party consent to the entry of any judgment or enter into any settlement with respect to the matter which (a) does not include a provision whereby the plaintiff or the claimant in the matter releases Indemnified Party from all liability with respect thereto, and (b) in the case of Purchaser as Indemnifying Party, does not include any provision that would impose any obligation (including an obligation to refrain from taking action) upon Seller. Indemnified Party may participate in such proceeding and retain separate co-counsel at its sole cost and expense (and, for the avoidance of doubt, such cost and expense shall not constitute a Loss for purposes of the Indemnification Obligations). Notwithstanding the forgoing, (i) Purchaser, at any time when it believes that a claim for indemnification relates to or arises in connection with any criminal proceeding, indictment or investigation, may assume the defense and otherwise deal with such claim in good faith with counsel of its choice, and be fully indemnified therefor, (ii) the Indemnifying Party may not assume the defense of any claim if an actual conflict of interest exists between Indemnifying Party and Indemnified Party that precludes effective joint representation, and (iii) Indemnified Party may take over the defense and prosecution of a claim from Indemnifying Party if Indemnifying Party has failed or is failing to vigorously prosecute or defend such claim.

9.6    Non-Assumption of Defense. If no Indemnifying Party is permitted or elects to assume the defense of any such claim by a third party or proceeding resulting therefrom, Indemnified Party shall diligently defend against such claim or litigation in such manner as it may deem appropriate and, in such event, Indemnifying Party or Parties shall reimburse Indemnified Party for all reasonable and actually incurred out-of-pocket costs and expenses, legal or otherwise, incurred by Indemnified Party and its Affiliates in connection with the defense against such claim or proceeding, within thirty (30) days after the receipt of detailed invoices.

9.7    Indemnified Party’s Cooperation as to Proceedings. Indemnified Party will cooperate in all reasonable respects with any Indemnifying Party in the conduct of any proceeding as to which such Indemnifying Party assumes the defense, except to the extent Indemnified Party could reasonably be expected to be prejudiced thereby. Indemnifying Party or Parties shall promptly reimburse Indemnified Party for all reasonable out-of-pocket costs and expenses, legal or otherwise, incurred by Indemnified Party or its Affiliates in connection therewith, within thirty (30) days after the receipt of detailed invoices therefor.

9.8    Damages Disclaimed. EXCEPT IN THE EVENT OF FRAUD OR AS SUCH MAY BE PART OF ANY CLAIM OF ANY THIRD PARTY THAT IS NOT A PURCHASER INDEMNIFIED PARTY OR A TRANSFEREE INDEMNIFIED PARTY (AS DEFINED IN THE OTA), UNDER NO CIRCUMSTANCES SHALL SELLER OR ANY SELLER PARTY BE RESPONSIBLE OR LIABLE (WHETHER UNDER THIS ARTICLE IX OR OTHERWISE IN THIS AGREEMENT) IN ANY WAY HEREUNDER FOR LOST PROFITS, INCIDENTAL, CONSEQUENTIAL, SPECIAL OR PUNITIVE DAMAGES, DIMINUTION IN VALUE, OR ANY EXEMPLARY DAMAGES, REGARDLESS OF WHETHER THE ACTION IS FOUNDED IN CONTRACT, TORT, STATUTORY OR OTHERWISE.

9.9    Individual Liability Disclaimed. For the avoidance of doubt, except in the event of fraud, no individual officer, director, member, managing member, shareholder, equity holder, partner, employee, agent, or representative of either Party shall have any liability for any claims of the other Party related to this Agreement, or any agreements, certificates or instruments delivered in connection herewith, in any way.

9.10    Exclusive Remedy Post-Closing. With the exception of fraud and injunctive relief for specific performance or an action required under this Agreement post-Closing for any Transferred Facility, the exclusive remedy of any Party after a Closing with respect to Facilities involved in that Closing shall be indemnity under this Article IX. Notwithstanding the foregoing, the remedies under Article X shall remain for Facilities which have not become Transferred Facilities. For the avoidance of doubt, the Maximum Termination Payment shall not be a limit on any damages owed to Seller under this Article IX.

9.11    Application of Escrow Funds. Any payment Seller is obligated to make to Purchaser Indemnified Parties pursuant to this Article IX or pursuant to Section 10.1 of the OTA shall be paid first, to the extent there are sufficient Escrow Funds, by release of Escrow Funds to Purchaser Indemnified Parties, as applicable, by Escrow Agent in accordance with the terms of the Escrow Agreement, and shall accordingly reduce the Escrow Funds and, second, to the extent the Escrow Funds are insufficient to pay any remaining sums due, then Seller shall promptly pay all of such additional sums due and owing to Purchaser Indemnified Parties in cash by wire transfer of immediately available funds.

ARTICLE X

TERMINATION AND BREACH

10.1    Termination and Breach Events. Notwithstanding anything herein to the contrary, in addition to the termination rights set forth in Section 6.9, this Agreement may be terminated and the transactions contemplated hereby (that have not yet had a Closing) abandoned at any time:

(a)    by mutual written consent of Seller and Purchaser;

(b)    by either Seller or Purchaser, upon prior written notice to the other Party, if the Initial Closing shall not have occurred by December 31, 2017 (the “Termination Date”); provided that the right to terminate this Agreement under this Section 10.1(b) shall not be available to any Party whose breach of representation or warranty or failure to fulfill in any material respect any covenants and agreements of such Party set forth in this Agreement was a cause of the failure of the Closing to occur on or before the applicable Termination Date;

(c)    by either Seller or Purchaser (i) in the event that any Law shall have been enacted or Order issued by any Governmental Authority that directly prohibits the consummation of all Closings that have not occurred as of the date of such enactment or issuance, and such Law or Order shall have become final and non-appealable, or (ii) with respect to a particular Facility in the event that any Law shall have been enacted or Order issued by any Governmental Authority that directly prohibits the consummation of the Closing with respect to such Facility, and such Law or Order shall have become final and non-appealable; provided that the right to terminate this Agreement under this Section 10.1(c) shall not be available to any Party whose breach of representation or warranty or failure to fulfill in any material respect any covenants and agreements of such Party set forth in this Agreement was a cause of the failure of the event or condition giving rise to the right to terminate this Agreement;

(d)    by either Seller or Purchaser if the other Party has (i) breached this Agreement in any manner that would result in a failure of a Closing Condition to be satisfied, or failed to Close upon satisfaction of its Closing Conditions, and (ii) failed to cure any such breach within thirty (30) days of receipt of written notice (a “Cure Right”) of such breach (which notice shall specify in reasonable detail the nature of such breach and the Party’s intention to terminate this Agreement if such breach is not cured); provided that the right to terminate this Agreement under this Section 10.1(d) shall not be available to any Party whose breach of representation or warranty or failure to fulfill in any material respect any covenants and agreements of such Party set forth in this Agreement was a cause of the failure of the event or condition giving rise to the right to terminate the Agreement; provided further that this right to terminate (and the restriction on a party’s right to terminate) shall not apply to Facilities for which a Closing has been delayed pursuant to Section 6.9 nor to Escrow Facilities or Operator Delay Facilities for such period as such Facilities are deemed to be either an “Escrow Facility” or “Operator Delay Facility” under this Agreement (except as otherwise provided in Section 10.4); and provided further that there shall be no Cure Right or right to extension for a failure to close by the Termination Date or Outside Date, or for the failure of a party to close upon satisfaction of its Closing Conditions;

(e)    by Purchaser with respect to all Facilities that are not yet Transferred Facilities if a Material Adverse Effect occurs with respect to the remaining Facilities in all of the Portfolios, taken as a whole;

(f)    by Purchaser with respect to a particular Portfolio (excepting any Facilities within such Portfolio that are Transferred Facilities), if a Material Adverse Effect occurs with respect to such Portfolio.

(g)    by Purchaser with respect to a particular Facility (that is not yet a Transferred Facility) if the OTA with respect to such Facility is terminated prior to the applicable Closing pursuant to Section 9.1(a)(i), 9.1(b) or 9.1(c) of the OTA; or

(h)    by Seller or Purchaser with regard to any Facility that does not become a Transferred Facility by the Outside Date, even if such failure to become a Transferred Facility is the result of a breach or default of the Terminating Party (and in such event, with all applicable remedies of the non-terminating Party preserved).

10.2    Effect of Termination or Breach.

(a)    Subject to Section 10.4, if this Agreement is terminated pursuant to Section 10.1(a), 10.1(b), 10.1(c), 10.1(e), 10.1(f)(with respect to such Facilities), or 10.1(g)(with respect to such Facility(ies)), 10.1(h)(with respect to such (Facility(ies)), none of the Parties shall be liable to the other Parties for any liabilities and damages that occurred prior to such termination, for Facilities that are not Transferred Facilities, other than liability for intentional, material breaches of this Agreement that occurred prior to such termination. Further, except in the event of liability for intentional and material breaches by Purchaser, Purchaser Parties, Purchaser Assignees, or OTA Transferees, if the Initial Closing has not taken place, the Deposit shall be returned to Purchaser, and if the Initial Closing has taken place, any remaining Deposit allocated to Facilities that have not yet become Transferred Facilities shall be returned to Purchaser.

(b)    If an uncured material breach gives rise to a right of Seller or Purchaser to terminate this Agreement pursuant to Section 10.1(d), then:

(i)    If Purchaser is the breaching Party, Seller shall have the right to keep the Deposit and be paid the Termination Payment as liquidated damages and terminate the Agreement, but shall not have the right to sue for damages or pursue specific performance. In the event the Initial Closing has occurred, Seller shall have the right to keep any remaining portion of the Deposit and be paid the Termination Payment as liquidated damages and terminate this Agreement, but such termination will only be with regard to the Facilities that are not yet Transferred Facilities; the Agreement shall remain in full force and effect for all Transferred Facilities that have had a Closing. Within five (5) Business Days after a termination giving Seller the right to the Termination Payment pursuant to this Section 10.2(b)(i), Purchaser shall pay or cause to be paid to Seller such Termination Payment. THE PARTIES ACKNOWLEDGE AND AGREE THAT (a) IT WOULD BE IMPRACTICAL OR EXTREMELY DIFFICULT TO DETERMINE SELLERS ACTUAL DAMAGES IN THE EVENT OF PURCHASER’S DEFAULT UNDER THIS AGREEMENT, AND (b) TAKING INTO ACCOUNT ALL OF THE CIRCUMSTANCES EXISTING ON THE DATE OF THIS AGREEMENT, THE SUM OF THE DEPOSIT AND THE TERMINATION PAYMENT IS A REASONABLE ESTIMATE OF SELLER’S ACTUAL DAMAGES IN SUCH EVENT. CONSEQUENTLY, IN THE EVENT OF PURCHASER’S DEFAULT UNDER THIS AGREEMENT PRIOR TO CLOSING, SELLER’S SOLE AND EXCLUSIVE REMEDY AT LAW SHALL BE TO TERMINATE THIS AGREEMENT AND TO RECEIVE THE DEPOSIT AND THE TERMINATION PAYMENT, AND SELLER SHALL NOT IN ADDITION TO SUCH REMEDY HAVE ANY RIGHTS TO INDEMNIFICATION UNDER SECTION 9.3 FOR FACILITIES THAT ARE NOT TRANSFERRED FACILITIES.

(ii)    If Seller is the breaching Party, Purchaser shall have the right to a return of the Deposit, terminate the Agreement, and sue for damages, or to pursue specific performance solely to require closing (but not to obtain money for losses; further, the Deposit shall be left in escrow pending the outcome of any action for specific performance). In the event the Initial Closing has occurred, Purchaser shall have the same rights but only with regard to the Facilities that are not yet Transferred Facilities; the Agreement shall remain in full force and effect for all Transferred Facilities that have had a Closing. In the event that Purchaser is in material default under this Agreement (including any material default that is waived by Seller), then its remedy will be limited to termination and damages, and it shall have no further right to specific performance.

(c)    Upon a termination, this Agreement shall become void and of no further force and effect, except for the provisions of Section 6.4(a)-(c) (relating to confidentiality, as if the Agreement had Closed), Article IX (relating to indemnification, Article X (relating to termination, breach, and damages, and any related provisions of the Agreement to the extent necessary to give effect to the remedies hereunder), and Article XI (relating to certain miscellaneous provisions). If this Agreement is terminated after the Initial Closing, then this Agreement shall become void and of no further force and effect with regard to any Facilities that are not yet Transferred Facilities, except for the provisions of Section 6.4(a) (relating to confidentiality), Article IX (relating to indemnification), Article X (relating to termination, breach and damages, and any related provisions of the Agreement to the extent necessary to give effect to the remedies hereunder), and Article XI (relating to certain miscellaneous provisions); provided, however, this Agreement shall remain in full force and effect for all Transferred Facilities that have had a Closing. Further, the non-disclosure agreement with BlueMountain Capital Management (“BMCM”) will remain in effect and obligations thereunder owed by BMCM will remain in place.

(d)    So long as not the result of an intentional breach committed for the purpose of delaying a Closing, a Facility becoming an Escrow Facility shall not be a default or breach by Seller, and a Facility becoming an Operator Delay Facility shall not be a default or breach by Purchaser; provided, however, that the failure to return such Escrow Facility or Operator Delay Facility to eligible status for

Closing prior to the Outside Date shall give rise to the termination remedies provided in Sections 10.3 and 10.4, respectively, and the failure to make commercially reasonable, good faith efforts to return such Facility to eligible status for Closing shall be a breach giving rise to remedies pursuant to this Article X.

10.3    Escrow Facilities. Notwithstanding anything else in this Agreement, in the event of a material breach by Seller or its Affiliate of its Representations and Warranties in Article IV, its covenants in Article VI with regard to one or more Facilities which breach does not rise to the level of a Material Adverse Effect under this Agreement, or the failure by a Facility to meet one or more of the closing conditions outlined in Section 7.1(a)(i)-(iii)(so long as not the result of any breach by Purchaser), or in the event of a material breach by Seller or its Affiliate of its representations, warrants or covenants in an OTA with regard to a Facility regardless of whether such breach rises to the level of a Material Adverse Effect as such term is defined in the OTA, then each such Facility as to which the breach or the failure to meet a closing condition relates shall be deemed an “Escrow Facility” (or collectively, “Escrow Facilities”). Notwithstanding anything else in this Agreement or any Schedule attached hereto, all disclosures on Schedule 4.4(j) or on Schedule 4.8(e)-1 (but only regarding a denial of payment of new admissions or a scheduled exception to Section 4.8(e)-1(ii)) or Schedule 4.8(e)-2 of an OTA, as well as any Disclosure Update with respect to the foregoing (and with respect to a OTA as the term “Disclosure Update” is defined in such OTA), shall be disregarded for purposes of this Section 10.3 in determining whether the Facilities to which any such disclosure applies as of the applicable Closing Date shall be deemed Escrow Facilities. Closing on the Escrow Facilities (and payment of the Purchase Price allocated to the Escrow Facilities) shall be postponed until no later than the Outside Date, to allow Seller, as applicable, to use commercially reasonably efforts to cure the material breach and cause such Facilities to come back into compliance, and after the Initial Closing and subject to Section 6.9(e), closings shall proceed with respect to other Facilities that are not Escrow Facilities in accordance with Section 3.1. The Closing with respect to the Escrow Facilities pursuant to this Section shall take place on or before the last day of the month that is thirty (30) days after the cause for such Facility being deemed an Escrow Facility has been remedied; provided, however, the Closing Date for any Escrow Facility shall occur on or before the Outside Date. In the event the Closing with respect to any Escrow Facility does not occur on or before the Outside Date, then absent an agreement between the Parties to the contrary, this Agreement shall terminate with respect to such Escrow Facility, the Purchase Price shall be reduced by the Transfer Value of such Facility under this Agreement, and any remaining Deposit allocated to such Facility shall be returned to Purchaser.

10.4    Effect of Failure of Purchaser to Satisfy Certain Closing Conditions or of OTA Transferee to Close under the OTA.

(a)    In the event Purchaser fails to satisfy the Closing Condition set forth in Section 7.1(c)(v) in accordance with the timeline for Closing set forth in Section 3.1 (together with any Facility subject to Section 10.4(b) for which Regency is not the OTA Transferee, an “Operator Delay Facility”), (i) Purchaser shall use its good faith commercially reasonable efforts to satisfy such Closing Condition as promptly as practicable either with the initial OTA Transferee or, if the initial OTA Transferee is deemed by the relevant Government Authority to be incapable of satisfying such Closing Condition or if Purchaser otherwise determines in its sole discretion, with a substitute OTA Transferee to which the applicable OTA has been assigned, such substitute OTA Transferee to be selected by Purchaser in its sole discretion and reasonably acceptable to Seller (it being understood that an operator that is substantially similar to the OTA Transferees that have executed OTAs as of the Closing shall be deemed to be acceptable to Seller) (a “Substitute OTA Transferee”), and (ii) the Closing for such Operator Delay Facility shall be extended, subject to Section 10.4(c), until the earlier of (A) the last day of the month that is thirty (30) days after the month in which Purchaser has satisfied such Closing Condition as contemplated by this Section 10.4(a), or (B) the Outside Date. In the event Purchaser is unable on or prior to the Outside Date to satisfy the Closing Condition set forth in Section 7.1(c)(v) with respect to the initial OTA Transferee or a Substitute OTA Transferee then, at Seller’s option, Seller may terminate this Agreement with respect to such Operator Delay Facility, and the amount of the Deposit allocated to such Facilities in accordance with Section 2.5(b) and the Termination Payment shall be paid to Seller.

(b)    In the event that either (x) an OTA Transferee fails to consummate the transactions contemplated by the applicable OTA in accordance with the timeline for Closing for the applicable Facility set forth in Section 3.1 and the applicable Facility is not an Escrow Facility or subject to a delayed Closing under Section 6.9 or (y) Seller terminates an OTA pursuant to Section 9.1(d) thereof, then (i) Purchaser shall use its good faith commercially reasonable efforts to cause the applicable OTA to be assigned to a Substitute OTA Transferee as promptly as practicable, but in any event within forty-five (45) days of the failure of the prior OTA Transferee (provided any required acceptance by Seller with respect to the Substitute OTA Transferee has not been unreasonably withheld or delayed), and (ii) the Closing for such Facility shall be extended until the earlier of (A) the last day of the month that is thirty (30) days after the month in which such assignment occurs and the applicable Facility is otherwise eligible for Closing under Section 3.1, or (B) the Outside Date; provided that if Regency is the OTA Transferee, then Purchaser shall not have a substitution right under this Section 10.4(b). In the event such Closing does not occur on or prior to the Outside Date then, at Seller’s option, Seller may terminate this Agreement with respect to the applicable Facility and the amount of the Deposit allocated to such Facility in accordance with Section 2.5(b) and the Termination Payment shall be paid to Seller.

(c)    Notwithstanding any provision herein to the contrary, Purchaser shall not have the right under this Section 10.4 to designate more than two (2) Substitute OTA Transferees with respect to an individual Facility; provided that if Regency is the OTA Transferee, then Purchaser shall not have a substitution right under Section 10.4(b) (but for the avoidance of doubt shall have substitution rights with respect to Regency under Section 10.4(a)). In the event the second Substitute OTA Transferee with respect to a Facility is either deemed by the relevant Government Authority to be incapable of satisfying the Closing Condition set forth in Section 7.1(c)(v) or Regency or such Substitute OTA Transferee fails to consummate the transactions contemplated by the applicable OTA on or prior to the date on which the applicable Closing would otherwise have occurred under Section 10.4(b)(ii)(A), then, at Seller’s option, Seller may immediately terminate this Agreement with respect to the applicable Facility, and the amount of the Deposit allocated to such Facility in accordance with Section 2.5(b) and the Termination Payment shall be paid to Seller.

10.5    Third Party Reports Following Termination. In connection with any termination Purchaser agrees to promptly deliver to Seller an inventory of all third party reports commissioned by Purchaser or any of its Affiliates related to the Facilities or the Purchased Assets (including without limitation title reports, environmental surveys, zoning reports and the like)(collectively, the “Third Party Reports”). Upon request of Seller, Purchaser will assign and promptly deliver to Seller all or any portion of the Third Party Reports. In exchange for any such Third Party Reports assigned to Seller, Seller agrees to pay Purchaser fifty percent (50%) of the documented costs originally paid by Purchaser to the applicable third parties for such Third Party Reports.

ARTICLE XI

MISCELLANEOUS

11.1    Disclosure Schedules. The information contained in the Disclosure Schedules shall be deemed to qualify to the specific Section (or subsection, as appropriate) of this Agreement to which it corresponds, and shall be cumulative so that if the existence of the fact or item or its contents disclosed in any particular Schedule is relevant to any other Schedule, then such fact or item shall be deemed to be disclosed with respect to the other Schedule to the extent such relevance is reasonably apparent whether or not a specific cross-reference appears. The headings contained in the Disclosure Schedules are included for convenience only, and are not intended to limit the effect of the disclosures contained in such Schedule or to expand the scope of the information required to be disclosed in such Schedule.

Descriptions of documents in the Schedules are summaries only and are qualified in their entirety by the specific terms of such documents. Matters reflected in the Disclosure Schedules are not necessarily limited to matters required by this Agreement to be reflected herein; additional matters are set forth for informational purposes and the fact that any item of information is disclosed in the Disclosure Schedules shall not be construed to mean that such information is required to be disclosed by this Agreement. Any information and the dollar thresholds set forth herein shall not be used as a basis for interpreting the term “material” or other similar terms in this Agreement or constitute an admission that such items are required to be disclosed under this Agreement.

11.2    Expenses. Except as otherwise provided in this Agreement, each of the Parties shall bear its own expenses in connection with the negotiation and the consummation of the transactions contemplated by this Agreement. Subject to the foregoing, no expenses of Seller relating in any way to the purchase and sale of the Purchased Assets hereunder and the transactions contemplated hereby, including legal, accounting or other professional expenses of Seller shall be charged to or paid by Purchaser or included in any of the Assumed Liabilities. No expenses of Purchaser relating in any way to the purchase and sale of the Purchased Assets hereunder and the transactions contemplated hereby, including legal, accounting or other professional expenses of Purchaser shall be charged to or paid by any Seller or included in any of the Excluded Liabilities. The foregoing shall not limit, however, any Party’s right to include such expenses in any claim for damages against any other Party who breaches any legally binding provision of this Agreement to the extent provided in this Agreement. The Parties agree that in the event of a dispute as to whether Seller is entitled to the Termination Payment, the prevailing party shall be entitled to the recovery of its reasonable attorney’s fees and costs.

11.3    Entirety of Agreement. This Agreement (including the Disclosure Schedules and all other schedules and exhibits hereto which are incorporated into and are a part of this Agreement), together with any certificates and other instruments delivered hereunder, including the Closing Documents and the Transaction Documents, state the entire agreement of the Parties, merge all prior negotiations, agreements and understandings, if any, whether written or oral, and state in full all representations, warranties, covenants and agreements that have induced this Agreement. Each Party agrees that in dealing with third parties, no contrary representations will be made. Notwithstanding the foregoing, the non-disclosure agreement (the “NDA”) executed by BMCM will remain in effect and obligations thereunder owed by BMCM are not superseded hereby.

11.4    Notices. All notices and other communications given or made pursuant hereto shall be in writing and shall be deemed to have been duly given or made as of the date delivered if delivered personally or by a nationally-recognized overnight courier service to the Parties at the following addresses (or at such other address for a Party as shall be specified by like notice, except that notices of changes of address shall be effective upon receipt):

If to Seller, addressed to:

Kindred Healthcare, Inc.

680 South Fourth Street

Louisville, Kentucky 40202

Attn: Joseph L. Landenwich, General Counsel

Attn: Douglas Curnutte, Senior Vice President, Corporate Development

With a copy to (which shall not constitute notice):

Polsinelli P.C.

401 Commerce Street, Suite 900

Nashville, Tennessee 37219

Attention: Bobby Guy, Esq.

Attention: Andrew Voss, Esq.

Attention: Robert Dempsey, Esq.

If to Purchaser, addressed to:

BM Eagle Holdings, LLC

c/o BlueMountain Capital Management, LLC

280 Park Avenue, 12th Floor

New York, NY 10017

Attention: Elliott Mandelbaum

With a copy to (which shall not constitute notice):

Foley & Lardner

111 Huntington Avenue, Suite 2600

Boston, MA 02199-7610

Attn: Christopher J. Donovan, Esq.

or to such other address or to such other Person as either Party shall have last designated by such notice to the other Party. On or prior to the Closing Date with respect to a Facility, to the extent the right to acquire the Purchased Assets with respect to such Facility have been assigned to a Purchaser Assignee, Purchaser shall notify Seller of the notice address for Purchaser with respect to such Facility for use under this Section 11.4 from and after such Closing Date for all notices with respect to such Facility.

11.5    Amendments; Waivers. This Agreement may be modified or amended only by an instrument in writing, duly executed by Purchaser and Seller; provided, however, that this Section 11.5 and Sections 11.7(a), (d) and (e), 11.10, 11.11, and 11.15 (and any related definitions insofar as they affect such Sections) may not be amended, supplemented, waived or otherwise modified in a manner adverse to the Financing Sources, in each case, without the prior written consent of the Financing Sources (or, as applicable, one or more agents, trustees and/or other representatives on behalf of the Financing Sources and/or a sufficient number of the Financing Sources in accordance with the terms of the applicable commitment letter (including any “market flex” provisions applicable thereto) and/or the definitive agreements relating to the applicable Financing, as applicable). No waiver by any Party of any term, provision, condition, covenant, agreement, representation or warranty contained in this Agreement (or any breach thereof) shall be effective unless it is in writing executed by the Party against which such waiver is to be enforced. No waiver shall be deemed or construed as a further or continuing waiver of any such term, provision, condition, covenant, agreement, representation or warranty (or breach thereof) on any other occasion or as a waiver of any other term, provision, condition, covenant, agreement, representation or warranty (or of the breach of any other term, provision, condition, covenant, agreement, representation or warranty) contained in this Agreement on the same or any other occasion.

11.6    Counterparts; Facsimile. For the convenience of the Parties, this Agreement may be executed in any number of counterparts, each such executed counterpart shall be deemed an original and all such counterparts together shall constitute one and the same instrument. Facsimile or electronic .pdf transmission of any signed original counterpart transmission shall be deemed the same as the delivery of an original.

11.7    Assignment; Binding Nature; No Beneficiaries.

(a)    This Agreement may not be assigned by any Party hereto (excluding any collateral assignment for the benefit of the Financing Sources and except as permitted by Section 6.17) without the written consent of the other Party hereto, except that (i) the indemnification and other rights hereunder of a Party may be assigned to any bank or other financial institution which is or becomes a lender to such Party or any of its successors and assigns and (ii) this Agreement or any portion hereof may be assigned by Purchaser to any of its Affiliates, any Purchaser Party or any Purchaser Assignee without the written consent of Seller or any Seller Party provided that Purchaser remains liable for any pre-closing obligations under this Agreement in accordance with Section 3.5. Any Purchaser Assignee, upon taking assignment, makes all applicable representations and warranties, and covenants to all applicable obligations, under this Agreement with regard to the Facilities and Purchased Assets being assigned to such Purchaser Assignee, except to the extent a Purchaser Assignee is not assigned or does not assume certain obligations under this Agreement.

(b)    Notwithstanding anything to the contrary, no assignment by Purchaser shall (i) expand any of Seller’s obligations and liabilities hereunder or change any of the terms or conditions of this Agreement, the Transaction Documents or the transactions contemplated by this Agreement or the Transaction Documents; and (ii) be made if it would reasonably be expected to prevent, or materially impede, interfere with, hinder or delay the consummation of the transactions contemplated by this Agreement or the Transaction Documents.

(c)    Notwithstanding anything to the contrary, no assignment by Seller shall (i) expand any of Purchaser’s obligations and liabilities hereunder or change any of the terms or conditions of this Agreement, the Transaction Documents or the transactions contemplated by this Agreement or the Transaction Documents; (ii) relieve Seller of liability to Purchaser for all obligations and liabilities to be performed by or on behalf of Seller hereunder or pursuant to the Transaction Documents with respect to Purchaser and its Affiliates; and (iii) be made if it would reasonably be expected to prevent, or materially impede, interfere with, hinder or delay the consummation of the transactions contemplated by this Agreement or the Transaction Documents.

(d)    Except as otherwise set forth herein, this Agreement shall be binding upon, inure to the benefit of, and be enforceable by the Parties and their respective heirs, personal representatives, legatees, successors and permitted assigns. Except as otherwise expressly provided in Article IX, this Agreement shall not confer any rights or remedies upon any Person other than the Parties, the OTA Transferees and their respective heirs, personal representatives, legatees, successors and permitted assigns. Each OTA Transferee shall be a third party beneficiary of the representations and warranties of Seller under Article IV and the indemnification provisions of Article IX; provided, however, Seller shall have no obligation to indemnify (whether under Article IX or otherwise) both (i) Purchaser, or a Purchaser Party or an assignee of Purchaser, and (ii) an OTA Transferee with respect to any single Loss and shall not be required to pay duplicative damages. Further, Seller shall not owe obligations to more than one of the Purchaser Indemnified Parties with respect to any single Loss and shall not be required to pay duplicative damages. For avoidance of doubt, multiple Purchaser Indemnified Parties could incur separate Losses (i.e., not a “single Loss”) from the same matter for which indemnification is being sought.

(e)    Notwithstanding anything herein to the contrary, the Financing Sources shall be express third party beneficiaries of Section 11.7(a), (d) and (e) and Section 11.5, Section 11.10, Section 11.11, and Section 11.15, and each of such Sections shall expressly inure to the benefit of the Financing Sources and the Financing Sources shall be entitled to rely on and enforce the provisions of such Sections.

(f)    In all of the foregoing instances of an assignment by Purchaser, prior to the applicable Closing, Purchaser shall act as the representative and agent for its Purchaser Parties and for any Purchaser Assignees, and Seller need only deal directly with Purchaser. By taking any assignment,

Purchaser Assignees acknowledge and agree that they shall be bound by the consents and any actions of Purchaser taken prior to the applicable Closing, and that Purchaser shall act as their agent and representative in connection with any modifications.

11.8    Headings. The headings in this Agreement are inserted for convenience only and shall not constitute a part hereof.

11.9    Construction. If an ambiguity or question of intent or interpretation arises under this Agreement, this Agreement shall be construed as if drafted jointly by the Parties and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of the authorship of any of the provisions of this Agreement.

11.10    Governing Law.

(a)    This Agreement shall be governed by and construed in accordance with the domestic Laws of the State of Delaware without giving effect to any choice or conflict of law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of the Laws of any jurisdiction other than the State of Delaware.

(b)    Notwithstanding anything herein to the contrary, Seller (on behalf of itself, the Seller Parties and their respective Affiliates and the equityholders, directors, officers, employees, consultants, financial advisors, accountants, legal counsel, investment bankers, and other agents, advisors and representatives of each of them) and each of the other parties hereto agrees that any claim, controversy or dispute of any kind or nature (whether based upon contract, tort or otherwise) against a Financing Source that is in any way related to this Agreement, the Transferred Facilities, the Purchased Assets, the Assumed Liabilities or any of the other transactions contemplated by this Agreement, including any dispute against a Financing Source arising out of or relating in any way to any Financing, shall be governed by, and construed in accordance with, the laws of the State of New York without regard to conflict of law principles (other than Sections 5-1401 and 5-1402 of the New York General Obligations Law); provided that (i) the interpretation of the definition of Material Adverse Effect and whether or not a Material Adverse Effect has occurred, (ii) the determination of the accuracy of any representations and warranties made in this Agreement and whether as a result of any inaccuracy thereof Purchaser or any of its Affiliates has the right to terminate its obligations under this Agreement, or to decline to consummate the transactions pursuant to this Agreement and (iii) the determination of whether the transactions contemplated by this Agreement have been consummated in accordance with the terms of this Agreement, in each case, shall be governed by, and construed and interpreted solely in accordance with, the laws of the State of Delaware in accordance with Section 11.10(a).

(c)    The Parties hereby waive compliance with any applicable bulk sale or bulk transfer law or other analogous legislation in force in any jurisdiction of the U.S. in which the Purchased Assets are located.

11.11    Forum; Waiver of Jury Trial.

(a)    Except as otherwise provided in Section 2.6, in any Action between the Parties arising out of or relating to this Agreement, any of the transactions contemplated by this Agreement, any Transaction Document or any of the transactions contemplated thereby, each of the Parties (i) irrevocably and unconditionally consents and submits to the exclusive jurisdiction and venue of either the state or federal courts located in the State of Delaware, except to the extent submission to the jurisdiction of a court in another state is necessary for an order of specific performance by a court in the State of Delaware to be enforced, and (ii) irrevocably consents to service of process by first-class certified mail, return receipt requested, postage prepaid.

(b)    Each of the Parties hereby irrevocably waives any and all right to trial by jury of any claim or cause of action in any legal proceeding arising out of or related to this Agreement or any Financing or the transactions or events contemplated hereby or any course of conduct, course of dealing, statements (whether verbal or written) or actions of any Party or the actions of any Financing Source in connection with any Financing (including any action, proceeding or counterclaim against any Financing Source). The Parties each agree that any and all such claims and causes of action shall be tried by the court without a jury. Each of the Parties hereto further waives any right to seek to consolidate any such legal proceeding in which a jury trial has been waived with any other legal proceeding in which a jury trial cannot or has not been waived.

(c)    Notwithstanding anything herein to the contrary, each of the Parties hereto agrees (on behalf of itself, its Affiliates and the equityholders, directors, officers, employees, consultants, financial advisors, accountants, legal counsel, investment bankers, and other agents, advisors and representatives of each of them) that it will not bring or support any action, cause of action, claim, cross-claim or third-party claim of any kind or description, whether in law or in equity, whether in contract or in tort or otherwise, against the Financing Sources in any way relating to this Agreement, the Transferred Facilities, the Purchased Assets, the Assumed Liabilities or any of the other transactions contemplated by this Agreement, including any dispute against a Financing Source arising out of or relating in any way to any Financing or the performance thereof or the transactions contemplated thereby, in any forum other than exclusively in the Supreme Court of the State of New York, County of New York, or, if under applicable Law exclusive jurisdiction is vested in the federal courts, the United States District Court for the Southern District of New York (and appellate courts thereof).

11.12    Remedies Cumulative. Except as otherwise provided herein, the remedies provided for or permitted by this Agreement shall be cumulative and the exercise by any Party of any remedy provided for herein shall not preclude the assertion or exercise by such Party of any other right or remedy provided for herein.

11.13    Severability. The invalidity or unenforceability of any provision of this Agreement shall not affect the validity or enforceability of any other provision of this Agreement.

11.14    Enforcement.

(a)    The Parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached and that any breach of this Agreement could not be adequately compensated in all cases by monetary damages alone. The Parties acknowledge and agree that, prior to the valid termination of this Agreement pursuant to Section 10.1 and subject to Section 10.2, the Parties shall be entitled to an injunction, specific performance and other equitable relief to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof, in addition to any other remedy to which they are entitled at Law or in equity, but in all events subject to the limitations set out in this Agreement. For the avoidance of doubt, Seller shall not be entitled to specific performance of Purchaser’s obligation to consummate a Closing hereunder.

(b)    Nothing set forth in this Section 11.14 shall require Seller to institute any proceeding for (or limit Seller’s right to institute any proceeding for) specific performance under this Section 11.14 prior or as a condition to exercising any termination right under Section 10.1, nor shall the commencement of any legal proceeding pursuant to this Section 11.14 or anything set forth in this Section 11.14 restrict or limit Seller’s right to terminate this Agreement in accordance with the terms of Section 10.1 or pursue any other remedies under this Agreement.

(c)    To the extent any Party brings any Action to enforce specifically the performance of the terms and provisions of this Agreement (other than an Action to specifically enforce any provision that expressly survives termination of this Agreement pursuant to Section 9.1) when expressly available to such Party pursuant to the terms of this Agreement, each Termination Date shall automatically be extended by (i) the amount of time during which such Action is pending, plus twenty (20) Business Days, or (ii) such other time period established by the court presiding over such Action. The parties shall make commercially reasonable efforts to have such action expedited and given advance treatment on the court’s calendar.

11.15    No Recourse to Financing Sources. Notwithstanding anything herein to the contrary, Seller (on behalf of itself, its Affiliates and the equityholders, directors, officers, employees, consultants, financial advisors, accountants, legal counsel, investment bankers, and other agents, advisors and representatives of each of them) (a) acknowledges and agrees that it (and such other Persons) shall have no recourse against the Financing Sources, and the Financing Sources shall be subject to no liability or claims by Seller (or such other Persons) in connection with the Financing or in any way relating to this Agreement or any of the transactions contemplated hereby or thereby, whether at law, in equity, in contract, in tort or otherwise, (b) waives any rights or claims of any kind or nature that Seller or any such other Persons may have against any Financing Source relating to this Agreement, the Financing, or the transactions contemplated hereby or thereby, and (c) agrees not to commence (and, if commenced, agrees to dismiss or otherwise terminate, and not to assist) any action, arbitration, audit, hearing, investigation, litigation, complaint, suit or proceeding against any Financing Source in connection with any of the foregoing. Without limiting the foregoing, no Financing Source shall be subject to any special, consequential, punitive, or indirect damages in connection with this Agreement, the Financing, or the transactions contemplated hereby or thereby. Notwithstanding the foregoing, nothing in this paragraph is intended to or shall release the BMC Funds, Purchaser, Purchaser Parties, Purchaser Assignees, or OTA Transferees of any obligations under this and the related agreements, or release any of the foregoing or any Financing Source in any other relationships which may exist unrelated to the transactions contemplated hereby.

[Signature page follows]

IN WITNESS WHEREOF, each Party has duly executed and delivered this Agreement as of the Execution Date.

KINDRED HEALTHCARE OPERATING, INC.

By:	/s/ Douglas L. Curnutte
Name:	Douglas L. Curnutte
Title:	Senior Vice President, Corporate Development

BM EAGLE HOLDINGS, LLC

By:	/s/ Elliott Mandelbaum
Name:	Elliott Mandelbaum
Title:	Authorized Signatory

BLUEMOUNTAIN FOINAVEN MASTER FUND L.P.

By: BlueMountain Capital Management, LLC, its investment manager

	By:	/s/ Richard Horne
	Name:	Richard Horne
	Title:	Deputy General Counsel, Tax

BLUEMOUNTAIN LOGAN OPPORTUNITIES MASTER FUND L.P.

By: BlueMountain Capital Management, LLC, its investment manager

	By:	/s/ Richard Horne
	Name:	Richard Horne
	Title:	Deputy General Counsel, Tax

BLUEMOUNTAIN MONTENVERS MASTER FUND

By: BlueMountain Capital Management, LLC, its investment manager

By:	/s/ Richard Horne
Name:	Richard Horne
Title:	Deputy General Counsel, Tax

SCA SICAV-SIF BLUEMOUNTAIN GUADALUPE PEAK FUND L.P.

By: BlueMountain Capital Management, LLC, its investment manager

By:	/s/ Richard Horne
Name:	Richard Horne
Title:	Deputy General Counsel, Tax

BLUEMOUNTAIN SUMMIT OPPORTUNITIES FUND II (US) L.P.

By: BlueMountain Capital Management, LLC, its investment manager

By:	/s/ Richard Horne
Name:	Richard Horne
Title:	Deputy General Counsel, Tax

BMSB L.P.

By: BlueMountain Capital Management, LLC, its investment manager

By:	/s/ Richard Horne
Name:	Richard Horne
Title:	Deputy General Counsel, Tax